Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Separated Individual Financial Statements and Annual Report

At December 31, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Financial Statements

At December 31, 2018 presented in comparative format

Index

Annual Report	1
Individual Statements of Comprehensive Income	52
Individual Statements of Financial Position	53
Individual Statements of Changes in Equity	54
Individual Statements of Cash Flow	55
Notes to the Individual Financial Statements	56
Supplementary information required by Art. 12. Chapter III, Title IV of the National Securities Commission	104
Report of Independent Auditors	111
Report of the Supervisory Committee	114

$ = Argentine Peso

US$ = US Dollar

AEROPUERTOS ARGENTINA 2000 S.A.

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

In a national and international context where the private sector increasingly takes a more relevant role in the sustainable development of communities, our business is each year more significant for the transport of passengers and cargo within the country. The Annual Report of the Company will be prepared to show in a single document the integral management of our business with a view on the economic, social and environmental impacts. Thus, to the information reported every year in the Report, we add the actions carried out with a view to sustainability, and the social and environmental value generated by our management.

In this way, the Annual Report accounts cross-sectionally of our contribution to the development of the country with financial and non-financial information that strengthens the profitability, the brand, the passenger’s experience, labor relations and society in general.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 21 Completed on December 31, 2018.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

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SCOPE OF THE ANNUAL REPORT

The 2018 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2018. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

AMBITION

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Exceed the expectations of our customers.	Lead the construction of a virtuous ecosystem.	Operate with simple and agile processes.	Strengthen a culture of innovation, service and commitment
COURAGE TO INNOVATE-SERVICE ATTITUDE-COMMITMENT
PURPOSE
Facilitate the connection of people, goods and cultures to contribute to a better world.

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Impact Indicators	2017	2018
Financial capital
Investment	$5,908,435,787	$6,492,605,431
EBITDA	8,500,387,977	$10,272,114,501
Income for the year	$3,467,098,400	$1,023,716,997
Industrial capital
Passengers traffic	35,935,768	38,350,466
Cargo Traffic (tn)	230,276	238,902
Aircraft traffic	404,181	429,466
Active Airlines	61	65
Airports	34	35
Intellectual capital
Training hours	41,528	45,832
Average hours per employee	18,22	18,72
Human capital
Quantity of employees	2,279	2,448
People from vulnerable groups included	6	6
Percentage of employees under collective agreement	68%	67%
Social and reputational capital
Private social investment	$15,615,650	$16,663,673
Beneficiaries of Centro Pescar-AA2000	24	24
Number of students favored with scholarships	100	120
Families with access to water	28	95
Presentations of the Airport Orchestras	41	41

OVERALL CONTEXT OF THE COMPANY

In 1998, the Company began operating some of the 33 airports that make up the concession of Group A of the National Airport System of the Argentine Republic.

In April 2008, the Company took possession of the last of the airports that had been originally concessioned (the Gobernador Horacio Guzmán airport located in San Salvador de Jujuy).

On the other hand, since July 2012, the Company has been responsible for the administration, working and operation of the Termas de Río Hondo airport. In March 2013, the National Executive Power issued Decree No. 303/2013, through which the incorporation of the Airport into the National Airport System was arranged, and as of December 31, 2018, its inclusion in "Group A" was pending.

At the end of December 2017 and in order to continue with the policies related to the expansion of the commercial market, the National Government issued Decree No. 1092/17 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System. Likewise, in order to incorporate the aforementioned Airport into "Group A", on December 27, 2017, the National Government issued Decree No. 1107/17.

Because of this, as of that date, the Company is responsible for the working, administration and operation of the Palomar Airport.

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During 2018, through the process of strategic planning, the management team defined the business strategy focused on the passenger. To this end it defined the purpose, ambition and strategic axes to achieve it, which are listed below:

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Strategic axes

Exceed the expectations of our customers.

Lead the construction of a virtuous ecosystem.

Operate with simple and agile processes.

Strengthen a culture of innovation, service and commitment.

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

In addition, we develop programs in partnership with key stakeholders to respond comprehensively to the demands of the communities where our airports are located; promoting education, art and culture as a tool for social growth, and taking care of the environment with a strategy focused on the carbon footprint and the responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and commitment to sustainable development.

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MEMBERS OF MANAGEMENT

Board of Directors

POSITION HELD [1]	NAME	AGE GROUP	INDEPENDENC Y STATUS	FIRST APPOINTMENT
President	Martín Francisco Antranik Eurnekian	30-50	Executive	26/04/2017
Vice-President	Antonio Matías Patanian	30-50	Executive	21/04/2014
Director	Máximo Luis Bomchil	+50	Non-independent	24/04/2009
Director	Orlando J. Ferreres	+50	Independent	25/04/2016
Director	Jorge González Galé	+50	Independent	25/04/2016
Director	Raúl Francos	+50	Non-independent	22/03/2013
Director	Luis Ramón Freixas Pinto	+50	Independent	25/04/2016
Director	Eduardo Pablo Braun	+50	Independent	25/04/2016
Alternate Director	Gustavo Pablo Lupetti	+50	Executive	29/05/2008

[1] All members of the Board of Directors are Argentine.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Rodrigo Sebastián Miguel. Alternate Syndics: Francisco Martín Gutiérrez, Alejandro Esteban Messineo and Javier Rodrigo Siñeriz.

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

1.	Creation of the Compliance and Internal Control Department and the Integrity area.

During 2018, the Compliance and Internal Control Department was created, reporting to the General Manager of the Company and on which depends the Integrity Department and their respective managers in charge of the development, implementation and monitoring of the AA2000 Integrity Program that is detailed below:

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2.	Code of Conduct

The Company has redefined the existing AA2000 Code of Conduct. Its purpose is to establish guidelines governing the ethical behavior of all members of the Company (directors, trustees, committee members and employees) and ensure that they are observed effectively in order to maintain a highly professional behavior and integrity, not only within the Company but also in relations with clients, permit holders, suppliers, subcontractors, agents, consultants, public authorities, the business community, regulatory agencies and society in general.

3.	Whistleblower Policy

The Company has approved the Whistleblowing Policy that establishes the procedure and the guarantees for carrying out and handling complaints in cases of breaches of the Code of Conduct and related policies. Applies to AA2000 and all board members, trustees, committee members, employees and interns (the "collaborators") as well as suppliers, commercial agents, representatives, contractors, subcontractors, clients, permit holders and other stakeholders (the "business partners"). This policy establishes the protocol for the treatment and investigation of the cases received through the complaints channels, its pillars being confidentiality, the option of anonymity and zero tolerance for reprisals.

4.	Gifts Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact. It covers both the Collaborators and their Commercial Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

5.	Policy for the Prevention of Misuse of Privileged Information

The Company approved this policy whose purpose is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information (as defined in the policy) to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

6.	Relationship with Third Parties: Due Diligence

The Company has developed a third party integrity control plan in order to comply with the processes of knowledge of business partners, personnel to be hired and any third party with whom some type of commercial operation is carried out, rendering representation services or plan to advance in some agreement.

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7.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

8.	Communications

The Integrity Department has developed a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees. A regulatory system has been developed where not only the integrity norms are concentrated, but also the rest of the policies, authorization manuals and company procedures.

9.	Trainings

The Company has a training plan on Ethics and Integrity based on various training formats about the AA2000 Integrity Program, such as face-to-face classes, e-learnings, etc. During the month of November 2017, the first stage of training on the Integrity Program, Code of Conduct and Related Policies was initiated, which was addressed to board members, executive directors, managers and airport managers in five days of enriching exchanges that included studies cases, debates and conclusions.

10.	Channels of claims before the Regulatory Body of the National Airport System (ORSNA)

Through a web page and a toll-free telephone line, the regulatory entity receives and manages the complaints and suggestions that users and the general public of the airports send, raising possible disagreements or suggestions regarding the service.

11.	Confidentiality in data management

The Company has standards and processes that establish a prohibition to use for personal benefit and disclose information related to any aspect of the Company's commercial activity, except when required to perform the functions. Likewise, every employee must observe the confidential use of information obtained from third parties.

ECONOMIC PERFORMANCE

Closing this economic year, we can once again conclude that we have generated record figures. Revenues of $ 24,695,278,967 implied an increase of 16.4% compared to the previous year. The net result for the year ended December 31, 2018 was $ 1,023,716,997 and net equity at that date reached $ 22,732,528,411.

On the other hand, the number of passengers that passed through our terminals has increased by 6.7% over last year.

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Accompanying and fostering this growth, the Company continues to develop the airport infrastructure of the country and improving the experience of its users. This year another milestone has also been marked in the investments made.

In February 2017, the Company issued negotiable obligations for an amount of US $ 400,000,000 maturing on February 1, 2027, at an interest rate of 6.875%. The capital of the negotiable obligations will be amortized in 32 quarterlies, equal and consecutive installments payable as of May 1, 2019.

INFRASTRUCTURE

During 2018 the Company developed projects and finished works, achieving goals, aims and internal and external commitments.

The projects and works of the year included the construction, expansion and renovation of buildings, parking lots, tracks, taxiways and platforms and were developed to expand capacity, modernize and / or rehabilitate existing facilities, update flows, increase security and incorporate new operations, and all other actions tending to a continuous improvement in the airport infrastructure.

The works are carried out in stages so as not to affect the airport activity considering the highest international safety, technological and comfort standards for the passenger. Likewise, prior to the execution all works are approved by the ORSNA.

From the beginning of the development of each project, the Society incorporates criteria of sustainability in the architecture of these, consulting with specialists in each field. The necessary guidelines were integrated so that the constructions are considered sustainable, minimizing significantly the negative environmental and social impacts, and applying fundamental mitigation measures to avoid and diminish the possible impacts or alterations on the environment and the community.

During the design and construction process, elements, decisions and materials were chosen, prioritized and incorporated for the implementation of the greatest possible number of aspects that care for and benefit the environment, in general, and that promote the LEED qualification, in particular (the certification system for sustainable buildings).

We perform environmental audits, waste management, liquid effluent management, environmental and social impact studies. All works require an environmental study that is delivered to the Regulatory Body of the National Airport System (ORSNA) at each stage of development where we account for compliance and respect for the above-mentioned aspects, and for our contribution to sustainable development and social welfare.

During fiscal year 2018, projects and works have been carried out in the different airports concessioned, among which stand out:

In the International Airport of Ezeiza, the following: expansion of the baggage reclaim hall of Terminal A (international arrivals), the construction of a new medium voltage substation Chivatos, the rehabilitation of header 29, filming at header 35 stage 1 (crossing) (includes Beacon), Zulu platform and lighting.

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Also in Ezeiza, the following works continue to be carried out:

-	New Control Tower;
-	Beacon ring and main electrical substation;
-	Lighting in Access to Waste Area;
-	Departures Building - Hall B. The excavation work, foundations and Reinforced Concrete and covered metal structure are in execution;
-	Metal structure, glass and BHS corresponding to the facilities inside the departures building (Zeppelin);
-	Remodeling of pre-boarding of the upper floor terminal “A” to stage 2; and
-	Multilevel parking.

Jorge Newbery Airport had works in Building IV, namely: expansion of the check-in hall; new vertical circulation core; retrofitting ARSA offices; as well as the installation of a telescopic bridge in fixed bridge.

On the other hand, also in Aeroparque the following works are in execution: demolition of Terminal C; new beacon substations and control systems; South platform Stage 1; and expansion of the industrial platform, improvements in sidewalks, landscaping and coastal filling.

At the Comodoro Rivadavia Airport, the new passenger terminal and the new parking lot are under construction.

At the Córdoba Airport, track 18-36 was rehabilitated and the airport entrance station was renovated.

At the Formosa Airport, the work of turning docks on the runway was executed.

The remodeling and expansion of the passenger terminal, the construction of a new parking lot, the beaconing and resurfacing of the runway, the rehabilitation of taxiways, as well as the expansion of the commercial platform are underway at the Iguazú Airport.

On the other hand, El Palomar Airport completed the refurbishment of the Terminal and the Fire Extinguishing Service building, the reconditioning of the surface and demarcation of the runway, taxiway, beacon and commercial platform, as well as the leveling of the security band. Likewise, a new office building for State Organizations was built, a satellite pre-boarding area and the extension of the arrivals sector was made.

At the Bariloche Airport, the pre-shipment and domestic and international arrivals areas were refurbished and the construction of a new sewage treatment plant was carried out.

At the Tucumán Airport, a project is underway to refurbish the passenger terminal.

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At the San Fernando Airport works are underway to improve the rain water and sewage infrastructure. On the other hand, work continues on the development of projects for the new passenger terminal, hangars and new station of the fire extinguishing system.

At the Santa Rosa Airport, the installation of PAPIs and the perimeter fence were completed.

At the San Juan Airport, the remodeling work on the passenger terminal is being carried out and the work on the new parking lot has been completed.

At the Airport of Jujuy, work is underway to complete the comprehensive remodeling of the passenger terminal, new parking, roads and a new control tower. On the other hand, the construction of the new technical building is finished.

At the Esquel Airport, work is underway on the complete remodeling of the passenger terminal, the execution of a new parking and control tower. On the other hand, during the current fiscal year, the construction of the new technical building was completed.

At the Salta Airport, the main and secondary tracks are resurfaced; as well as the re-adaptation of the taxiway and expansion of the commercial platform. Likewise, the work of the vertical circulation core for domestic and international arrivals was completed.

Master Plans:

The Master Plans of the Airports have been delivered, completing all of AA2000 Airports. The inclusion of observations made by the ORSNA for approval by the Board is pending

Airport security

In addition to the preventive and reactive controls routinely applied by Aeropuertos Argentina 2000 within the scope of its responsibilities in terms of protection against crime, acts of unlawful interference, fires, and emergency neutralization measures (within the framework of ongoing collaboration with police authorities, and in response to the most demanding standards - ICAO, ANAC, NFPA, IRAM, etc.-) during 2018, the activities and coordination specifically associated with the historic Meeting of G20 Leaderships that took place in the City of Buenos Aires were outstanding. These actions enabled the development, as expected, of all the operational issues that were required by the different agencies and security forces -local and foreign- involved in the meeting at several airports affected by the organization of the event, and which made it possible for said Summit to develop successfully and without setbacks.

Operational safety

In this aspect, Aeropuertos Argentina 2000 also continued to apply during 2018 the preventative control premises that systemically promote the appropriate conditions in each of the concessioned airports for the development of air operations in a safe manner. In addition to this, a joint process was started with ANAC for the certification of aerodromes as of next year.

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Cargo Terminal

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán,

In relation to the Cargo Terminal, during 2018 there was a movement of cargo (Import and Export) of 236,623 tons, representing an increase over the previous year of 4.72%. The average annual stay remained stable in relation to the previous year.

It is important to highlight the works carried out in our Ezeiza fiscal deposit related to refrigerated cargo services. In this regard, a chamber was built for the import airfield of 750 m2 and 920 positions and an expansion of the 600 m2 export chamber and 940 stowage positions. This last sector has been configured with a semi-mechanized aeronautical pallet transport system. These works have contributed to a substantial improvement in the service of storage and temperature control of the cargo received, allowing compliance with international standards.

Staff at the end of the year totaled 573 people among management, administrative and operative personnel.

CUSTOMERS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Passenger Traffic	2018	2017
Domestic	23,680,104	21,197,296
International	13,414,260	13,604,508
Transit	1,256,102	1,133,964
TOTAL	38,350,466	35,935,768

Cargo Traffic (tn)	2018	2017
Domestic	7,335	7,852
International	222,626	212,592
Post Mail	8,941	9,832
TOTAL	238,902	230,276

Aircraft Traffic	2018	2017
Passenger Aircrafts	327,314	298,704
Cargo Aircraft	4,257	4,419
Others	97,895	101,058
TOTAL	429,466	404,181

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During the year 2018 there was an increase of 6.7%, with respect to the previous year, in the total number of passengers, reaching a total of 38.3 million passengers.

In the domestic sphere, the increase was 11.7%, while in the international level there was a slight decrease of 1.4%,

In relation to the volume of international passengers, Ezeiza registered an increase of 4.6%; On the other hand, there were also significant increases in the airports of Córdoba, Mendoza, Tucumán and Bariloche, the latter with seasonal flights.

In February 2018, the domestic operation of El Palomar Airport began, to which later on the closing of the year, international operations were added.

As of May 2018 the process of de regionalization of Aeroparque Jorge Newbery began, which implies that during 2018 50% of Aeroparque's regional flights (except Uruguay) were transferred to Ezeiza. In May 2019 the transfer of 50% of remaining flights will be completed.

1. Marketing

In 2018, the campaign "Where your emotions take flight" was launched, in which all those stories that happen at our airports were revealed. The main idea was to capitalize the emotions of reunions, farewells, celebrations, tears, etc. to produce a strong identification with our customers and thus position AA2000 as a brand that sees those stories, lives them as their own and wants to share them. The campaign showed real stories that took place in the airports of Ezeiza, Mendoza and Córdoba and two competitions were launched, one external and massive and the other internal exclusive of employees, in which two new stories were selected and the winners had the possibility of bringing a loved one back to the country.

2. Service channels

Leveraged in innovation and new technologies, applications and programs were developed to continue improving service channels, services and airport facilities with the aim of improving the customer experience.

In 2018, Customer Service was incorporated into the Twitter social network, providing a 24-hour user response service every day. The Customer Service staff of Aeropuertos Argentina 2000 is the one who answers the messages of this network and through the Social Network Facebook.

Improvements were implemented in favor of the customer experience, for this, a contingency protocol was established, in order to minimize the impact of passenger events, which was applied in different airports in which the operation was affected (meteorology, strikes, excessive delays).

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3. Business improvements

The main objective of the management is that the passengers, companions and customers of the Company live a good experience.

In this framework, the Ezeiza International Airport launched a program called "Ezeiza Experience", consisting of a series of commercial actions aimed at improving the passenger experience.

Within this program, the most outstanding points were:

-	The incorporation of a "low cost" gastronomic offer that includes promotional menus and food vending machines;
-	"Brazilian friendly" airport enhancing the main foreign nationality of airport passengers;
-	Airport "Kids Friendly", in line with this initiative, various actions were carried out, such as the incorporation of a “Kids Space", an entertainment area for the youngest, the provision of baby strollers, as well as the opening of a space interactive game;
-	With focus on the adolescent audience, the first Spotter Teens was organized, a special event so that the community can be close to the planes taking photographs;
-	Installation of E-gates for automated attention of Argentines in Migrations, speeding up the entry procedures to the country;
-	Service improvements to VIP Room;
-	Training of personnel for the facilitation of operations for passengers with disabilities;
-	Opening of a new report stand in Terminal C;
-	Parking: promotion in stays up to 30 days, valet parking service, prepaid card with extra credit of up to 20% and payment through an APP that allows quick exit through automatic routes, as well as obtaining discounts for its use;
-	New space for car rental companies to users. Greater comfort in the withdrawal and return of the units;
-	Experience Card with which discounts and benefits are obtained in the most important areas of the airport;
-	Free and Unlimited WiFi, without previous registration;
-	Free Print Zone, to print documentation for free;
-	Organization of the authorized transport area, providing greater comfort for users in the access to the units.

On the other hand, Aeroparque carried out commercial actions related to gastronomy, implementing, as in Ezeiza, the "Low Cost Gastronomy" program.

The gastronomic offer was also renewed through the opening of the following premises: Mc Donalds, Natural Market, Wendys, KFC, Burger King, Starbucks, Alma Café and Le Pain Quotidien.

The total renovation of the VIP Room was carried out, with a new room of preferential services to improve the customer experience.

In relation to parking, Telepase technology was incorporated for greater ease of use by passengers and considerable progress was made in the service provided.

With the aim of continuously improving the experience of passengers traveling through our airports, the Company subscribed this year to the ASQ (Airport Service Quality) survey program. It is a global program of service surveys, which measures the satisfaction of passengers when they pass through an airport.

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Approximately 375 airports, from more than 85 countries on all continents, participate in the program.

During 2018 measurements began at the following airports: Ezeiza (EZE), Aeroparque (AEP), Cordoba (COR), Mendoza (MDZ), Salta (SLA), Bariloche (BRC) and El Palomar (EPA), and the following year another 10 airports of the concession will be incorporated.

On the other hand, during the year 2018, meetings of A-CDM (Airport Collaborative Decision Making) were implemented in Ezeiza with the objective to optimize all airport resources and working with airlines in a collaborative manner to improve all aspects of the operation.

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.
-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.
-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).
-	Security, maintenance and cleaning service providers.
-	Suppliers of materials and supplies in general.
-	Suppliers of electricity, gas and potable water services.
-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

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HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2018	Female 2018	Total 2018	Male 2017	Female 2017	Total 2017
Total Number of Employees	1,922	526	2,448	1,802	477	2,279
By category
Director	13	1	14	9	1	10
Manager	113	18	131	78	13	91
Chief	254	41	295	255	38	293
Non Executive (Professional/ supervisor)	229	145	374	219	28	247
Assistant	1,313	321	1,634	1,241	397	1,638
By Region
CABA and GBA	1,462	394	1,856	1,378	353	1,731
Interior of the country	460	132	592	424	124	548
By age:
Under 30 years - CABA and GBA	174	115	289	180	94	274
Under 30 years - Interior of the country	58	27	85	48	35	83
Between 30 and 50 years - CABA and GBA	983	250	1,233	872	223	1,095
Between 30 and 50 years - Interior of the country	305	98	403	279	84	363
Mora than 50 years – CABA and GBA	305	29	334	326	36	362
More than 50 years - Interior of the country	97	7	104	97	5	102
By contract class
Permanent	1,846	500	2,346	1,775	464	2,239
Temporary	76	26	102	27	13	40
Other indicators:
Number of employees with disabilities	5	1	6	5	1	6

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Breakdown by age and position 2018	More than 50 years	From 30 to 50 years	Less than 30 years
Director	5	9	-
Manager	59	72	-
Chief	78	207	10
Non Executive (Professional/ supervisor)	54	257	63
Assistant	241	1,092	301

Collective labor agreement	Within the agreement	Out of the agreement
Total staff	1,634	814
Percentage of total employees	67%	33%

2.	Recruitment and internal searches

In 2018, 328 employees joined the Company. The net growth of the staff was 169 people. At the same time, more than 256 area passes and internal promotions were made, of which 65 were generated from the development of the new Business Units.

3.	Internal talent management

Training

During 2018, through the process of strategic planning, the management team launched a strong process of cultural transformation to drive the business strategy focused on the passenger. To this end, the purpose, the ambition and the strategic axes to achieve it were defined. The values and associated behaviors were also agreed upon. A strong cascade communication process was carried out, with strong leadership by the leaders, to ensure that all team members participate.

In this line of work, two "Leaders' Meetings" and more than 50 communication meetings were held.

At the same time, a training program for leaders, "I am a Host", was held to provide management tools based on the values and associated behaviors. Managers and Administrators from all over the country participated, as well as the Heads of Buenos Aires, reaching a total of 253 leaders. Among all the "I am a Host" trainings, we shared more than 140 hours of leadership training.

With the aim of reinforcing one of the values of our Company, the courage to innovate, the first internal innovation laboratory was launched: El Hangar, whose first edition was attended by 21 employees of different backgrounds and profiles, who worked with agile methodologies and design thinking to solve situations that improve the passenger experience.

Regarding learning initiatives, numerous training actions were carried out for collaborators and members of the airport community in different aspects that impact on internal and external customer service. In addition, CPR, sign language, language courses and workshops on airport management were developed.

Internal training indicators	2017	2018
Number of courses given	478	293
Number of people trained	1,640	1,748
Number of training hours	41,528	45,832
Average of hours per employee	18.22	18.72

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Performance management

In order to generate a virtuous system aligned with the strategy, a new process of Performance Management was implemented, comprising three stages -fixing objectives, feedback and evaluation- and covering all personnel outside the agreement.

4.	Scholarship program

8 scholarships for employees were awarded this year; the Internship Program was continued for 7 students of the Mekitarista School; and the 9th year for the Pescar Program for labor insertion of 24 students from Ezeiza district schools was carried out.

5.	Internal communication and work environment

In 2018 we launched the renewal of the Corporate Intranet. At the same time, new communication channels were implemented, such as "Meeting of Leaders", "Hand-to-Hand Meetings", "Videos", and the internal search newsletter.

With the focus on continuing to strengthen our commitment culture, we invite all collaborators and their families to be part of the "Kids Party", designed especially for them, in Buenos Aires, Mendoza and Córdoba.

We celebrate special moments, such as the 20 years of our Company, in each of our airports and offices.

We shared the celebration of the 2018 World Cup, involving our teams, not only sharing the matches live, but also inviting them to participate in an online soccer prediction game with different prizes.

To continue inspiring the integration between the different teams, we launched the AA2000 Football Tournament, male and female, for all the collaborators of Buenos Aires, with a record registration.

We surpassed our expectations with the second AA2000 Climate Survey. We grew in all dimensions and 11 points in the general average, with respect to 2017.

To celebrate the closing of a great 2018, we shared a New Year's Eve Party for all employees.

Diversity and labor inclusion

Within the framework of the Employment Support Program (EcA), together with the DISCAR Foundation, 3 new employees were incorporated. This program includes people with intellectual disabilities in the labor market with follow-up and support to integrated employees, their families and the company.

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Remuneration Policy

The roles outside the agreement were mapped and a salary structure was designed by bands, in order to manage the remunerations in a competitive way according to the market and equitable internally. A new Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

SOCIETY

From the Sustainable Airports Program, the Society works on its own programs and in partnership with academic institutions, multilateral organizations, companies, civil society organizations and the public sector, in actions with social value. The focus is placed on local communities in order to generate high impact initiatives in pursuit of the sustainable development of the destinations chosen by our passengers.

In this framework, contributing in addition to the Sustainable Development Goals of the United Nations and the Global Agenda 2030, the programs and outstanding actions of the year are as follows:

1.	Pescar program for labor insertion

Since 2010, the Society has developed, together with the Pescar Foundation, the labor inclusion program, from which it provides, at the Institute for International Aeronautical Training (ICAI), a space for personal and professional training on basic knowledge in airport services for low-income youth. of the last year of public schools of the Ezeiza District, in the province of Buenos Aires.

The courses last six months and are organized after the school day. As a complement to the courses and technical practices, the participants carry out extracurricular activities to encourage the development of personal and work skills.

2.	Scholarship Program with Cimientos

Together with Cimientos, the Society grants scholarships so that low-income youth can finish high school. In 2018, 100 young people were benefited by the scholarship program. In addition, it is accompanied by volunteers in two events of the Network Program of Graduates of Cimientos where workshops are held to share their experiences of professional training and work experience.

3.	Educational and Labor Insertion Program in Customer Experience -AA2000-Cimientos

The "Program of Educational and Labor Insertion in Customer Experience" is an initiative of the Fundación Cimientos and the Company that reaches young people between 17 and 28 years old in a situation of socio-economic vulnerability, from the Graduates Network of Cimientos program, and aims to train these guys personally and professionally with an orientation and specialization in Customer Service giving them the opportunity to be prepared for genuine jobs and demanded by many companies in our country. Currently, 20 young people participate in a three-month training.

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4.	Airport Orchestras

Since 2010, the Society has been accompanying the "Children's and Youth Orchestras" which aim to train children aged 8 to 17 years with low resources who are at school, achieving to narrow the social gaps from the quality of access to education and culture.

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra with the aim of creating a space for contention through music to low-income youngsters, also strengthening the will, imagination, discipline and self-esteem of the musicians.

Another milestone in the project was the signing of an agreement with the National University of the Arts (UNA) which consists of granting young people equivalences in the first years of the Bachelor of Music for their participation in the Orchestra, allowing these young people to complete the career in a short time

During 2018, the Orchestra gave concerts among which was the presentation to Pope Francis at the opening of the Headquarters of Scholas Concurrentes in Villa 31. The event was highlighted with the presence of the Supreme Pontiff via teleconference.

5.	Amaltea Project "Another Story"

"Otra Historia" (Another Story) is an initiative that has accompanied the Society since its inception. Its objective is the rehabilitation and social and labor reintegration of young people and adults whose lives are developed in conditions of extreme poverty and are related to the problem of drug use, especially paco (cocaine base paste). Within the framework of this program, the Society together with the Civil Association Amaltea work in the construction of a territorial space in Villa 15, Ciudad Oculta in the Autonomous City of Buenos Aires

During 2018 the project had 25 people in consumption situation, and their family environment benefited. This program was awarded in 2016 by the Social Ecumenical Forum.

6.	Respect for Human Rights

The Society has a strong commitment for people, their dignity and rights; and as such, works in partnership with public organizations and civil society organizations on this issue from its place of greatest relevance, which is awareness raising, by providing spaces within airports.

In this regard, in 2018 the Society continued to work on campaigns to combat child sexual exploitation with the Ministry of Justice and Human Rights of the Nation and the national campaign on the detection of situations of trafficking in persons in the airport sector for which it signed a Framework Agreement of Cooperation and Technical Assistance in Prevention and Investigation of the Crime of Human Trafficking with the Ministry of Security of the Nation, Ministry of Transportation of the Nation, the ORSNA, the National Directorate of Migrations, Aerolineas Argentinas and the Airport Security Police (PSA).

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On the other hand, in 2018, Aeropuertos Argentina 2000 signed a Framework Agreement for Institutional Collaboration with the INADI (National Institute against Discrimination, Xenophobia and Racism), through which the parties agree to promote joint actions to favor cooperation spaces and exchange in the fight against discrimination.

7.	Access to water

The lack of this resource is the main multiplier of poverty in the world and limits other rights such as health, education and work. In this context, the Society develops in partnership with the Ministry of Social Development of the Nation, local city halls and the Luciérnaga Foundation a program to provide drinking water to families from marginal communities throughout the country.

In this framework, during 2018 the Society continued participating in this theme in alliance with different social actors - Ministry of Social Development of the Nation, Ministry of Environment and Sustainable Production of the province of Salta, Secretariat of Water Resources of Salta, Integrated Fund for the Development (FIDE), Luciérnaga Foundation, Institute of Research in Chemical Industries (Iniqui) of the National University of Salta and the Conicet, the United Nations Institute for Professional Training and Research (UNITAR) - providing materials and actively accompanying the logistics of the program, in Pelicano

Quemado, Salta. The objective of the project was the drilling of a new well, and the construction of a storage tank and a plant to ensure arsenic-free water in that location.

The success of this project from the economic contribution of the company was the articulation between the different actors of the program and the integral coordination of the responsibilities of each participant. Thus, based on the accessibility of this vital water resource, the Society seeks to generate a direct impact on the development of the quality of life, health and well-being of the people of the beneficiary communities; and a value for the economic and labor development of the mentioned areas.

8.	Recognition of the Social Ecumenical Forum

In 2018 the Social Ecumenical Forum awarded the Society with two distinctions: the Solidarity Entrepreneur Award for the Airports Orchestra 2000 Program and the Best Corporate Social Report of 2017 Award for the 2017 Sustainability Report of Aeropuertos Argentina 2000.

9.	Distinction of CEADS (Argentine Business Council)

The company received a distinction granted by the Argentine Business Council for Sustainable Development (CEADS), during the presentation of the 2018 Report "Connecting Companies with the SDGs".

The award distinguishes the contribution of the Society to SDG No. 8 (Sustainable Development Goals) of the UN 2030 agenda: "Promote Sustained, Inclusive Economic Growth, Full and Productive Employment and Decent Work for All."

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ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Among the actions it performs we highlight:

-	Management of waste similar to the domiciliary: they are disposed of in sanitary landfills.
-	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.
-	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.
-	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.
-	Effluent and waste management: permit holders of the Ezeiza International Airport installed liquid effluent treatment plants to reduce their contribution of organic matter to total emissions.
-	Efficient water management.
-	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources.
-	The measurement of the carbon footprint.
-	Internal and external environmental awareness campaigns.

In relation to the Company's Environmental Policy, it should be noted that in 2018 a series of preventive measures were taken that promoted constant evolution in environmental management, such as:

-	the realization of the first Greenhouse Gas Measurement and Verification in the Jorge Newbery Airport, certified by SGS;
-	the preparation of new Waste Management Plans for all AD of the National Airport System;
-	real-time measurements of noise and gaseous emissions at El Palomar Airport.

CLOSING NOTES

The Company has complied with all the obligations contained in the Agreement.

In accordance with the report on the degree of compliance with the Corporate Governance Code, in relation to the Company's environmental policy, it should be noted that for each new work an environmental impact report is presented to the Regulatory Body and in relation to liabilities received, in the framework of "ASSUPA c / Aeropuertos Argentina 2000 SA s / Process of Knowledge “it is expected to agree with the ORSNA the program to be implemented.

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In relation to corporate risk management, it should be noted that the insurance linked to operational and construction risks remained in force, without registering any claims or contingencies.

Regarding the inherent risks linked to the activity, there were no significant increases in any indicator. The development of the corporate risk management model was continued, through the updating of regulatory compliance issues in general, specifically incorporating improvements in controls and efficiencies in matters of Integrity and the COSO framework (Committee of Sponsoring Organizations of the Treadway Commission).

Regarding the revision of Standards and Procedures, a thorough and detailed analysis of the Corporate Regulatory Body allowed us to incorporate improvements in more than 60 regulations in force in the different areas of Corporate and Business Unit operations.

During the current fiscal year, the amount of $2,821,632,555 has been deposited in the accounts of the “Trust Agreement for the Strengthening of the National Airport System". Likewise, $1,189,385,989 (nominal) have been deposited in the trusts for works.

Perspectives for 2019

In 2018 the passenger traffic of the company has had a very good evolution reaching 38.5 million, of which 23.7 million were domestic passengers, 13.4 million international passengers and 1.3 million passengers in transit, with growths of 11.7% in the domestic ones and a lower decrease of 1.4% in the international ones compared with the previous year. In total, passenger traffic grew 6.7% compared to 2017.

This evolution is part of the National Government's plans to favor the increase in passenger traffic, consolidating the recovery of foreign tourists, reaching record levels.

The outstanding evolution of passengers was also accompanied by a significant growth in investments in infrastructure works both on runways and terminals at airports in the interior of the country and also in the metropolitan area of Buenos Aires. During the year 2018, the Company presented investments to ORSNA for $4,918 million. To this amount it must be added the payments to the trusts of specific affectation for works for $1,427.7 million.

It should be noted that, after the jump in the exchange rate that occurred in June 2018, international traffic began to decline, while domestic traffic accelerated the growth that had been evident in the first months of the year. The prospects for the evolution of domestic passenger traffic are positive due to the opening of new routes and the start of operations of several low-cost companies.

With regard to the execution of investments in infrastructure, we refer to what is expressed in the Infrastructure section of this Report.

Destination of the results of the year

This Board of Directors uploads the aforementioned documentation for the approval of the Shareholders and recommends that the results obtained in the current year for a total amount of $1,023,716,997 have the following destination: (i) $51,185,850 for the constitution of the legal reserve; (ii) $12,585,053 a the distribution of the dividends corresponding to the preferred shares held by the National Government in accordance with the resolution of the extraordinary general meeting of shareholders of the Company held on March 6, 2008 and clause 14 and annex VII of the agreement of adaptation of the concession contract, payable in preferred shares; (iii) the remainder of $959,946,094 in a reserve to guarantee the execution of plans for future works.

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In compliance with the provisions of General Resolution No. 606/12 of the National Securities Commission, the report on the degree of compliance with the Corporate Governance Code is attached as an annex to this report.

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 7, 2019

THE BOARD OF DIRECTORS

Martín Eurnekian
President

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Report on the degree of compliance with the Corporate Governance Code

	Compliance		non- completion (1)	Inform (2) or Explain (3)
	Total (1)	Partial(1)
PRINCIPLE I. TRANSPARENT THE RELATIONSHIP BETWEEN THE ISSUER, THE ECONOMIC GROUP THAT LEADS AND / OR INTEGRATES AND ITS RELATED PARTIES
Recommendation I.1: Guarantee disclosure by the Management Body of policies applicable to the relationship of the Issuer with the economic group that it heads and / or integrates and with its related parties.	X

The main transactions carried out by Aeropuertos Argentina 2000 (the “Company”) with companies included in article 33 of Law 19,550 and / or with other related parties are disclosed in the corresponding notes of the audited financial statements of the company, whether they are accounting documents for periods intermediate or annual.

In all cases, the administrative body is up to date with the agreements concluded as well as their respective evolution and / or compliance.

On the other hand, the company has issued negotiable obligations for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other transaction with an affiliate. or any director, officer or employee of the company (or any of its family members), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation is:

(i) in terms that are at least as favorable to the company (or such subsidiary) as those that the company (or said subsidiary) could obtain in comparable operations under market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that with respect to any operation (or series of related operations) involving total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the company must deliver to the issuing agent proof that said transaction was approved in advance by a majority of the members (including a majority of the non-interested members) of the company's board of directors and / or said subsidiary (as applicable), and (b) ) US $ 50,000,000 (or its equivalent in any other currency), the company must deliver to the agent of the issue an opinion of an independent appraiser regarding the convenience of such operation for the company or said subsidiary from a financial point of view ,

(ii) for the payment of reasonable fees and other compensations paid and any compensation provided to officers, directors, employees, consultants or representatives of the company or any of its subsidiaries as determined in good faith by the company or its relevant subsidiary,

(iii) for loans and advances by the company or any of its subsidiaries to any of its directors, officers and employees for relocation, representation and relocation expenses, in each case made in the ordinary course of business and for an amount not greater than to US $ 1,000,000 (or its equivalent in any other currency) in total outstanding at any time,

(iv) a Restricted Payment permitted by the terms and conditions of the negotiable obligations,

(v) a Permitted Investment consigned in the terms and conditions of the negotiable obligations,

(vi) among fully controlled subsidiaries of the company,

(vii) an operation in accordance with the Technical Assistance Contract once it has been re-established; or

(viii) a sale of new corporate capital of the company or any of its subsidiaries issued to a person other than the company or any of its subsidiaries, any contribution (except by the company or any of its subsidiaries) to the capital of the company or any of its subsidiaries or (except for debt held by the company or any of its subsidiaries) the conversion into or exchange of any Debt for Subordinated Debt or corporate capital of the company or any of its Subsidiaries.

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For the purposes of this regulation, the holders (direct or indirect) of representative social capital of 10% or more of the capital stock of a person are considered affiliated.

For its part, the regulations of the company's audit committee establish with respect to transactions with related parties that prior to the conclusion of an agreement with a related party for a relevant amount (as both terms are defined below), the General Manager of the company will inform the audit committee and submit the documentation requested for review according to frequent market conditions between independent parties. The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect. The intervention of the audit committee will be in these cases prior to the treatment and approval of the Board. Relevant amount is understood as an operation for an economic value that exceeds 1% of the net assets of the company according to its latest annual financial statements approved by the shareholders' meeting. In turn, the following are related parties: a) the directors, members of the control body of the company, as well as the general or special managers appointed in accordance with article 270 of the General Companies Law; b) human or legal persons that have direct or indirect control or hold a significant stake in the capital of the company or in the capital of its controlling company; c) another company that is under the direct or indirect common control of the same parent; d) the ancestors, descendants, spouses or siblings of any of the human persons mentioned in sections a and b above; e) the companies in which any of the persons referred to in the preceding paragraphs a and d have direct or indirect significant holdings. Provided that one of the above-mentioned cases is not set up, a company controlled by the company will not be considered a "related party". Finally, significant participation means a share equal to or greater than 15% of the share capital, or a smaller number of shares when they have the right to elect one or more directors by class of shares or have agreements with other shareholders regarding the government and administration of the shares the company in question, or its parent.

Recommendation I.2: Ensure the existence of preventive mechanisms of conflicts of interest..	X

The Code of Conduct of the Company establishes that all collaborators as defined below must avoid situations that present or may present a real or apparent conflict between their personal interests and the interest of the company. In order to overcome this, society urges the open disclosure of this type of information.

For its part, the Board of Directors of the Company, at its meeting held on August 27, 2018, approved the Conflict of Interest Policy that aims to establish guidelines on the behavior that employees must assume when a conflict of interest arises. .

Said policy applies to all members of the board of directors, trustees, members of the committees, employees and interns (hereinafter "the Collaborators") of the Company.

The Board of Directors and the Audit Committee of the Company are the main decision-making bodies regarding the implementation of said policy, including the authorization of changes to it.

The executive and management departments are responsible for complying with and promoting compliance with the aforementioned policy to prevent and detect conflicts of interest, as well as to implement the action plans to mitigate them.

Likewise, the managements and the Compliance Department, in coordination with the Human Resources Department, will adopt the necessary measures so that all the Collaborators are trained to comply with the provisions of said policy.

The Human Resources Department will safeguard the declarations of conflict of interest by attaching them to the Collaborator's file. Likewise, it will request any new income, regardless of the category and position, the declaration of conflict of interest, and must communicate any situation of internal control risk to the Compliance Department.

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The Compliance and Internal Audit departments may at any time consult the statements for the purpose of monitoring the effectiveness of the integrity program, risk analysis and scheduling of controls design and audit tasks.

The Compliance Department will resolve the issues related to the interpretation of this Policy that cannot be satisfactorily addressed through the normal channels of supervision, having the possibility to have direct access to the board of directors and / or the audit committee.

A conflict of interest arises when a Collaborator prefers or can put its personal or third-party interests before those of the Company and when such personal interests influence or may influence its commercial judgment, its decisions or actions.

The Conflict of Interest Prevention Policy classifies conflicts in:

• Real: when the Collaborator, by virtue of his / her position in AA2000, is in a situation where he / she can benefit and / or benefit a family member, close friend or third party, putting his interests (and / or the family member, close friend or third party) before those of the Society.

• Potential: when a situation arises where there is currently no real interest conflict, but you can reasonably have it in the future.

In turn, the policy establishes that it will be understood that the Collaborator has a link likely to generate a conflict of interest when the situation involves:

• Commercial interests (debtor, creditor, partner) and / or family relations:

a. in any entity that maintains business with the Company.

b. in any entity that competes and / or has interests opposed to those of the Company.

c. with other Collaborators

• Receive or give gifts with reason or occasion of the performance of the functions.

Finally, the Conflict of Interest Prevention Policy establishes the procedure to be followed in the event of a conflict of interest.

Recommendation I.3: Prevent the misuse of privileged information.	X

The Code of Conduct of the Company establishes that the company protects and limits the disclosure of confidential records to those persons with a strict need for knowledge. In the same way, the disclosure of information that commits the company to third parties and / or discussion in public areas should be avoided. It is not allowed to use for personal benefit the information related to any aspect of the commercial activity of Aeropuertos Argentina 2000 S.A., or the information obtained as a result of the relationship with it. Such information may not be disclosed to any other person or entity, except when it is required by the performance of their duties within the company.

For its part, the Board of Directors of the Company approved at its meeting of August 27, 2018, the Policy for the Prevention of Misuse of Privileged Information that regulates the use of non-public information obtained through relations with the Company. or with its controlling, controlled or related companies and with Securities transactions based on said information. The purpose of this policy is to establish the guidelines that will help the Collaborators, and anyone who, because of their work, profession or function, is in the power of said information to fulfill their obligations in accordance with the legislation and regulations on Securities in force in Argentina. and in the jurisdictions in which the Securities of the Company or related companies are issued or marketed.

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The board of directors and the audit committee are responsible for making decisions regarding the implementation of this policy. In turn, the executive and management departments are responsible for complying and promoting compliance and, in coordination with the Compliance Department and the Legal Department, will adopt the necessary measures for all the Collaborators to be able to comply with the provisions of said policy.

The Compliance Department, in conjunction with the Legal Department, will resolve issues related to the interpretation of the policy that cannot be satisfactorily addressed through normal supervision channels.

The Policy for the Prevention of Misuse of Privileged Information establishes as a general consideration that all non-public information about the Company or related companies and their affairs is owned by the Company and its related companies.

In turn, that Collaborator who for his work profession or function is in possession of such information does not acquire any right over it and only possesses such information incidental to his position or employment.

On the other hand, it establishes the following declarations of principles:

1. If a Collaborator has Inside Information (as defined in the policy) related to the Company or related companies, that person or a member of their family cannot (i) directly or indirectly buy or sell the Securities of the Company or related companies, (ii) participate in any activity to take advantage of said information, or (iii) pass the information to other persons.

2. If in the course of the commercial activities of the Company or related companies a Collaborator obtains relevant non-public information related to another company, that person or a member of their family cannot (i) directly or indirectly buy or sell the Securities of the society in question, (ii) participate in any activity to take advantage of said information, or (iii) pass the information to other persons.

3. These prohibitions apply even when there is a valid and independent reason to make a transaction.

It establishes, in turn. a period of prohibition (Blackout Period), by which: (a) the members of the board of directors, (b) the General Manager, (c) the Finance Director, (d) the other executive directors of the Company, (e) Employees who report directly - either in a functional or matrix form - to the Finance Director or the Investor Relations Officer, (f) the directors, officers or employees who are in charge of tasks or responsibilities for surveying or preparing for information in order to provide financial information or have regular access to such information, (g) any person designated by the General Manager or the Director of Internal Compliance & Control and (h) the relatives of the persons listed in the points ( a) to (g) (as defined in the Policy) may not, directly or indirectly, acquire or sell Securities of the Company or its related companies during the period beginning on the fifteenth day of the calendar year. third month of each fiscal quarter and culminates at the end of the trading day of the second business day following the public communication of annual or quarterly earnings. The prohibition period will begin on the aforementioned date even though some of the markets in which the Securities of the Company or related companies are listed, if applicable, would not have opened their operations.

For its part, it establishes that direct or indirect operations with Securities of the Company or the related companies or, if applicable, with Securities of other companies, carried out by the Collaborators as appropriate given the circumstances (and their relatives) are found Prohibited when the General Manager, the Investor Relations Officer or the Director of Internal Compliance & Control, announce a "Restriction to Operate with Securities" with respect to the Securities of the Company or of other companies, as the case may be, and The prohibition will continue until the termination of the mentioned Restriction is announced. The Restriction to Operate with Securities prohibits operations even when it is normally permitted. This Restriction, in general, is imposed, among other things, when the Company or related companies are in important negotiations and that the parties do not wish to disclose at that time. The existence of a Restriction to Operate with Securities in itself constitutes, in general, relevant information without public character and, therefore, should not be disseminated to other persons (unless it is strictly necessary to ensure compliance with the aforementioned Restriction)..

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PRINCIPLE II. SETING THE BASES FOR A SOLID ADMINISTRATION AND SUPERVISION OF THE ISSUER
Recommendation II. 1: Ensure that the Management Body assumes the administration and supervision of the Issuer and its strategic orientation.	X	The administration and representation of the company is in charge of the administrative body that defines and approves the general policies and strategies of the company.
II.1.1. Answer if the administrative body approves
II.1.1.1. the strategic or business plan, as well as the management objectives and annual budgets.	X

In accordance with the provisions of the Agreement. Renegotiation of the Concession Contract for the Operation, Administration and Operation of Group A of the National Airport System, the issuer must make the investments established in the investment plan detailed in said Agreement, which provides the investment commitments from 2006 until the end of the concession contract in 2028.

The ORSNA must review annually the financial projections of the company for the period referred to above (expressed in values of December 31, 2005), in relation to, among other items, aeronautical and commercial revenues, operating costs and investment obligations, and may also make adjustments to the specific impact of income and / or the aeronautical service charges and / or the investment obligations of the company in order to preserve the economic-financial balance of the Concession Contract, as shown in Annex V of the Agreement Renegotiation of the Concession Contract and parameters established by the ORSNA for the procedure for reviewing the financial projection of income and expenses (PFIE).

On the other hand, according to the terms of the renegotiated Concession Contract, the issuer must specifically and monthly allocate an amount in pesos equal to 15% of the total income of the concession, respecting the following percentages:

- 11.25% of the total income in a trust for the strengthening of the National Airport System, to fund investments in physical assets (works) of the National Airport System. The Transportation Secretariat, after obtaining an opinion from the ORSNA, will be the one to determine which works will be carried out with these funds at any airport in the country, whether they are concessioned or not. The issuer may submit proposals to the ORSNA to carry out works, which, as well as those proposed by the ORSNA, will be submitted to the Transportation Secretariat, who will decide the corresponding application of the trust assets.

- 1.25% of the total income in a trust to provide funds that will be managed by the ORSNA to control and regulate the concession.

- 2.5% of the total income in a trust to fund the investment commitments of the issuer for Group "A" of Airports of the National Airport System.

The ORSNA monitors the investments in capital goods made by the company in order to determine if these investments can be included in the investment register carried by the ORSNA and control whether the company complies with the investment plan.

On the other hand, the issuance conditions of the guaranteed negotiable obligations issued by the company with maturity in 2027 for an amount of US $ 400,000,000 capital establish limits to the investments that the company can make.

Notwithstanding the foregoing and within the limits indicated, the management body approves the management objectives and the annual budget

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II.1.1.2. The investment policy (in financial assets and capital assets) and financing.	X		See answer II.1.1.1.
II.1.1.3 The corporate governance policy (compliance with corporate governance code)		X	A draft Corporate Governance Code is being prepared that will formalize the existing processes in the company, such as: (i) the existence of an organized directory and an audit committee with specific functions; (ii) the existence of a Compliance department reporting to the General Manager in charge of the custody of the integrity axes, internal controls, risks, rules and procedures; (iii) the existence of an internal audit department reporting to the General Manager and the audit committee; (iv) the treatment by both the audit committee and the board of directors and its final approval of a code of conduct and related policies and its dissemination to all Company Collaborators; and (v) the existence of area managers in charge of carrying out the different operating processes approved by the board of directors and general management.
II.1.1.4. The selection, evaluation and remuneration policy of the front-line managers.		X

The selection, evaluation and compensation of first line managers is approved by the General Management of the Company and there are selection processes established to ensure the recruitment of the best talent and the adequacy of the profiles to the corresponding positions.

The Human Resources Department applies and develops, through the intervention of its specific areas, the guidelines for hiring the Company's personnel. There is a "talent acquisition" management with specific guidelines for each position.

In relation to remuneration, the company has hired the company Willis, Tower, Watson for the analysis of remuneration. The study carried out by this company led to the redefinition of positions and the definition of salary bands that ensure internal equity and market competitiveness. Variable remuneration policies were developed.

As for the evaluation, assessments are carried out through a systematized policy called "Better Me".

II.1.1.5. The policy of assigning responsibilities to the front-line managers.		X

The assignment of responsibilities to the first-line managers is defined by the general management of the Company, following the structure defined by the board of directors.

In turn, the Human Resources Department has prepared a job description for each management.

II.1.1.6. The supervision of the succession plans of the front line managers.		X	The succession of first line managers is supervised by the General Management with the compliance of the board of directors. It is not planned in a systematic way.
II.1.1.7. The corporate social responsibility policy.	X		Since 2011, the company presents its Sustainability Report, under the coordination of the Institutional Relations Department of the company together with the general manager and the work of systematization of the information by an Operative Group composed of the company's key directions. This document reports on the performance of society in economic, social and environmental matters, and its commitment to sustainable development. Since 2011, the company has published six editions of the document: two of them biannual for the years 2010-2011 and 2012-2013; and four annuals 2014, 2015, 2016 and 2017. In all cases, it used the international guidelines of the Global Reporting Initiative (GRI) and the Sector Supplement for the Aeronautical Industry, and the guidelines of the ISO 26000 of Social Responsibility. The first two publications were prepared according to the G3 Guide and the last four followed the requirements of the essential option "in accordance" with the GRI G4 Guide. In addition, through this report, the company presents its Communication on Progress (COP), stating compliance with the 10 principles of the United Nations Global Act.

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   In 2018 the Company issued a new Sustainability Report that includes actions, programs and results of the management of the Company in the area of sustainability developed during the year 2017, including its commitment to the UN 2030 Agenda and the Sustainable Development Goals (ODS). From the Sustainable Airports Program, we work on our own initiatives and in partnership with academic institutions, multilateral organizations, companies, civil society organizations and the public sector, in actions with social value. The objective of the Society is focused on the local communities in order to generate high impact actions in pursuit of the sustainable development of the destinations chosen by the passengers. This contributes to the sustainable development of the country, promoting high impact actions for all the social actors that transit and work in the airports. Since the signing of the SDGs in September 2015, AA2000 set out to analyze the 2030 Agenda and its goals to assess the impact of the business on these great challenges that Argentina and 193 countries of the world have adhered to. In this way, an exercise was carried out to identify the material SDGs to the Company in relation to present and future actions with which a greater impact on sustainable development is generated. In addition, a permanent diagnosis of the situation is prepared and work is done on performance indicators to measure progress. For the process of preparing the 2017 Report, the materiality exercise carried out the previous year was taken, which had a wide-ranging external consultation. Once the 22 material topics were identified, the Management Committee and 197 external groups of interest were consulted (68 employees, 13 administrators, 1 competence, 19 organizations and social and academic institutions, 5 airlines, 4 communication media, 7 government agencies, State, 44 passengers, 9 permit holders and 27 suppliers). The methodology of the dialogue was through an online survey, following the guidelines of the Global Reporting Initiative and the AA1000SES standard of Accountability. As a result, a new Materiality Matrix was obtained that provides the framework for the sustainable management of the Company and for the contents of the 2017 Sustainability Report. Furthermore, from that Matrix, the standards included in the GRI Content Index were selected. they are published at the end of the Sustainability Report.

   Within the material topics, the following are listed: (i) employee development and training; (ii) accessibility, mobility and transit for all people, without any impediment; (iii) development of airport infrastructure; (iv) integration with other mass transportation means; (v) dialogue and communication with interest groups; (vi) management of social and environmental impacts in nearby communities; (vii) efficient energy management; (viii) reduction of emissions and fight against climate change; (ix) responsible management of resources; (x) responsible water consumption; (xi) reduction of pollution in all its forms: waste, acoustics, air and visual; (xii) biodiversity management; (xiii) satisfaction of passengers and airlines; and (xiv) physical and operational security.

   In terms of social investment, the Company developed its own programs and accompanied projects of civil society organizations through strategic alliances with high social value to respond comprehensively to the demands of the communities where the airports are located; promoting education, art and culture as a tool for social growth, and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources. Among the actions published by the Society, social impact programs based on labor inclusion are highlighted, such as the Pescar center for low-income students of the last year of Ezeiza's schools; the Employment Support Program (EcA) with the DISCAR Foundation for people with disabilities; the "Other History" project of the Amaltea Civil Association, which aims at the recovery and social and labor inclusion of young people and adults in conditions of extreme poverty that are related to the problem of drug use; and the Aeroportuarias Orchestras, a project of their own where young people gain access to high-quality professional and training experiences through work, with job opportunities. On the other hand, it worked on human rights issues where a high impact was generated. In a public-private partnership, campaigns were carried out to fight against the sexual exploitation of children, and to make visible the characteristics of human trafficking and to help identify the main indicators for the early detection of crime. In addition, drinking water access initiatives were accompanied throughout the country, with more than 2,100 people benefited since 2014.

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   The inclusion of sustainability criteria in architecture is highlighted, taking into account environmental impacts; particularly waste management, carbon footprint measurement and the promotion of LEED qualification in terminals (certification system for sustainable buildings); and dialogue with local communities and key actors for the airport business.

   From these actions and others that are reported in the Sustainability Report, we worked to provide passengers with world-class services, with the highest safety standards; looking for each action to be carried out in an ethical way and respecting people and the environment, with the aim of contributing in a responsible way to sustainable development.

   The annual report of Aeropuertos Argentina 2000 is published incorporating economic and financial information on sustainability performance. Thus, the Sustainability Report complements this publication, highlighting the main programs and initiatives carried out together with each group of interest with the focus on the social and environmental value generated by each of them.

   The Company has a comprehensive sustainability program that aims to allow each airport to participate, support and promote actions of social and environmental value, in partnership with local organizations, public bodies and interest groups, with an eye on the local characteristics and demands. In this way, it seeks to generate a multiplier effect with initiatives of great impact on sustainable development that empower the chosen destinations.

   We also work to reduce, prevent and compensate for the environmental impacts of the Company's operations, in order to provide the best service to users. From the Environmental Management System (EMS), waste and effluent treatment methods were implemented, energy and water are recycled and used responsibly. The EMS allows the Company to monitor indicators at all concessioned airports, diagnose the environmental situation and report the performance of the Company to the corresponding authorities. Before starting the infrastructure works, environmental reports are presented to the ORSNA, describing the impact of the projects. The study or evaluation of Environmental Impact is a technical-administrative procedure used to identify, prevent and minimize the environmental impacts that a project will produce in its environment if it is executed. It is considered of great importance, since it refers to the relevant documentation and the management of the environmental conditions that determine the viability of the development of any project in relation to the environment

   In turn, the Company has implemented policies regarding: (i) waste treatment methods; (ii) recycling; (iii) spill and effluent management; (iv) environmental awareness; (v) biodiversity; and (vi) snow operation,

   Campaigns have also been implemented for the fight against child sexual exploitation with the Ministry of Justice and Human Rights of the Nation, through which it informs, sensitizes and provides awareness to the general population and possible victimizers, about the seriousness of the Child sexual abuse and exploitation and its consequences.

   From the selection of personnel and during its growth in the company, the Company assumes a commitment of non-discrimination. At the same time, it fosters an inclusive work environment, giving job opportunities to people belonging to disadvantaged groups.

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   We work to make visible the characteristics of human trafficking and help the public identify the main indicators for the early detection of crime. In this regard, the Company signed a Framework Agreement on Cooperation and Technical Assistance in the Area of Prevention and Investigation of the Trafficking in Persons with the Ministry of Security of the Nation, the Ministry of Transportation of the Nation, the ORSNA, the National Directorate of Migrations, Aerolineas Argentinas and the Airport Security Police, to carry out a national campaign on the detection of trafficking situations in the airport area.

   Finally, from the Directorate of Systems, based on an agreement signed with PSA, the National Directorate of Migration and the Ministry of Security of the Nation, the necessary technological infrastructure is granted so that members of the PSA can publish their search applications electronically for the whereabouts of people.

II.1.1.8. The policies of integral risk management and internal control, and fraud prevention.	X

The Company uses the Integrated Internal Control Frameworks (COSO Report 2013) and Corporate Risk Management (2017) issued by the Committee of Sponsoring Organizations of the Treadway Commission for the evaluation of the effectiveness of internal controls - and the management of their risks- that meet the objectives for the reliability of accounting and financial information.

In said frames:

1) The Compliance and Internal Control Department has the following functions:

- Review and update the "scoping" of the Company's accounting accounts based on the materiality defined, in order to determine the processes and sub processes in scope.

- Evaluate the design and monitor the operational effectiveness of the controls of the critical business processes and sub process of the current year.

- Review and update the "Matrixes of risks and controls" by the owners of processes. These matrixes identify the main risks of each process (including accounting assertions and accounts) and the respective mitigating controls (key / non-key, automatic, manual and access and segregation of functions, preventive or detection).

- Identify and define the owners of processes as responsible for the effectiveness and updating of the controls included in the "Matrixes of risks and controls" for the processes under their responsibility.

- Evaluate and communicate deficiencies in internal control in a timely manner to the managements, and follow up on the observations arising during the review of External Audits, in order to ensure their regularization and mitigate the risks that were detected.

- Monitor the work plan and keep the Board, Audit Committee and General Manager informed about the progress.

2) The Company created an area of Risk Management, Standards and Procedures that works on the basis of the identification, evaluation and treatment of regulatory, operational, financial and information technology compliance risks, as well as continuous improvement of the processes, with report to the Director of Compliance and Internal Control.

The Company also has a corporate risk management policy.

3) In relation to the risks of fraud, it has evaluated the risks and defined the mitigating controls for fraudulent activities that could cause an alteration in the information provided to the market. Examples: authorizations of critical transactions, opposition of interests of critical processes, access controls to critical transactions.

In addition, in line with the standards of The Association of Certified Fraud Examiners, where it is indicated that approximately 40% of frauds are identified through hotlines, the Company has implemented a Complaint Line and Investigation Policy of the facts that are received through it.

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4) Each year the Compliance and Internal Control Department, through its management, carries out a reassessment of the risks and controls implemented, based on:

- changes in the environment

- process changes

- changes in organizational structures

- system changes

- other objective parameters

This information is used to update:

- internal control matrixes

- corporate risk matrix

- integrity program

- rules and procedures

5) An Information Security Committee is set up, which deals with the various issues associated with the management of risks related to the availability, integrity and confidentiality of the information managed by the Company.

6) There is a formal evaluation of the External Auditor on the design and effectiveness of the controls that is communicated to the General Management of the Company.

I.1.1.9. The policy of training and continuous training for members of the administrative body and front-line managers.	X

The Board of Directors of the Company approves the training and coaching policy for the members of the administrative body and the management of the first line, while each management defines within its budget the resources that will be applied to the training of its members, which is reviewed by the General Manager and approved by the board when discussing the annual budget.

Regarding the managers of the first line, during the year training meetings were held led by internal facilitators and external consultants were hired for certain specialties.

On the other hand, technical training was carried out for agreement personnel, chiefs and middle managers. From the Human Resources Department, the training needs are identified, the corresponding plans are designed and the training is carried out, through the human resources managers of each business unit of the Company.

The academic proposal is made up of internal and external instructors (universities, guilds, technical schools and specialist providers).

Through the process of strategic planning, the management team defined the purpose, the ambition and the strategic axes to achieve it. The values and associated behaviors were also agreed upon. A strong cascade communication process was carried out, with strong leadership by the leaders, to ensure that all team members participate.

In this line of work, two leader meetings and more than fifty communication meetings were held in the different business units and business support units.

At the same time, a training program for leaders, "I am Host", was held to provide management tools based on the values and associated behaviors. Managers and administrators from all over the country participated, as well as the heads of Buenos Aires, reaching a total of 253 leaders. Among all the I Am Host training, more than 140 hours of leadership training were shared.

In order to generate a virtuous system aligned with the strategy, a new process of Performance Management was implemented, comprising three stages -fixing objectives, feedback and evaluation- and covering all personnel outside the agreement.

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With the aim of reinforcing one of the values of the Company, the courage to innovate, the first internal innovation laboratory was launched: El Hangar, in whose first edition 21 employees from different backgrounds and profiles participated, who worked with agile methodologies and design thinking to solve situations that improve the passenger experience.

Regarding learning initiatives, numerous training actions were carried out for collaborators and members of the airport community in different aspects that impact on internal and external customer service. In addition, CPR, sign language, language courses and workshops on airport management were developed.

The Company actively participates in the ACI (Airport Council International), which is the reason why the first-line managements participate permanently in courses, seminars and conferences dictated by said organization.

The Company has a training plan on Ethics and Integrity based on various formats such as face-to-face classes, e-learnings, etc. During the month of November, the first stage of training on the Integrity Program, Code of Conduct and Related Policies was initiated, which were addressed to board members, managers and airport managers in five days of enrichment exchanges that included case studies, debates and conclusions. It is projected to move forward during 2019 with headquarter levels. It also establishes the frequency of the trainings and their obligatory nature.

Work was carried out to raise awareness about the strategic axes of the program: Integrity, the project of internal controls, market protection and Risk Management, Rules and Procedures through enriching exchanges that included case studies, debates and conclusions.

II.1.2. If relevant, add other policies applied by the administration body that have not been mentioned and detail the significant points	X

The management body has approved the following policies:

1) Code of Conduct: The Company has redefined its code of conduct with the purpose of establishing the guidelines that govern the ethical behavior of all Employees.

2) Whistleblower Policy: The Company has approved its Whistleblower Policy in order to receive and deal with complaints in cases of breaches of the Code of Conduct and related policies.

3) Conflict of Interest Policy: The Company has approved the policy that aims to establish the guidelines on the behavior that employees must assume when a conflict of interest arises.

4) Gifts and Hospitality Policy: The Company approved this policy which aims to regulate the granting and reception of gifts and services in the workplace, as well as the making of donations and charitable contributions in a transparent manner, without obtaining advantages or undue influencing, to ensure the construction of integral relationships.

5) Policy for the Prevention of Misuse of Privileged Information: The Company approved this policy whose purpose is to establish the guidelines that will help the Collaborators and anyone who, because of their work, profession or function, is in the power of said information to comply with their obligations in accordance with the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of related companies are issued or marketed.

6) Relationship with Related Parties. Control: The Company approved the regulations of the audit committee regarding transactions with related parties.

II.1.3. The company has a policy aimed at guaranteeing the availability of relevant information for the decision-making of its administrative body and a direct consultation channel of the management lines, in a way that is symmetrical for all its members (executives, external and independent) and with sufficient time to allow for an adequate analysis of its content. Explicit.	X

The management body of the company meets monthly in order to carry out budgetary control and receive reports from the different managements on the progress of the company.

In turn, it approves quarterly, the accounting statements of the company, which are presented to the controlling entities (ORSNA, National Securities Commission, Bolsas y Mercados Argentinos SA and Electronic Open Market) and to the Luxembourg Stock Exchange and the Securities and Exchange Commission.

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All the documentation to be considered in the board meetings is made available to the members of the administrative body with reasonably time for the analysis of its content and allow decision-making.
II.1.4. The subjects submitted for the consideration of the administrative body are accompanied by an analysis of the risks associated with the decisions that may be adopted, taking into account the level of business risk defined as acceptable by the issuer. Explicit.	X

The information flows of the Company classified according to its high, medium or low risk are based on the risk and control matrixes. Together with a system of rules and procedures, they ensure that the issues dealt with by the board of directors are within the risk level defined as acceptable to the Company.

In turn, the audit committee periodically analyzes the risks associated with the activity of the Company.

Recommendation II.2: Ensure effective control of corporate management.
II.2. The administrative body verifies
II.2.1. The fulfillment of the annual budget and business plan.	X		The management body of the company meets monthly in order to carry out budgetary control and receives reports from the different managements on the progress of the company.
II.2.2. The performance of first-line managers and their compliance with the objectives set for them (the level of expected profits versus that of the profits achieved, financial rating, quality of the accounting report, market share, etc.)	X

At the meetings of the Management body the general manager and the manager of administration and finance of the company participate, who inform the board of directors about the fulfillment of the objectives set and the relevant issues that make up the daily operations and the general strategic objectives.

On the other hand, during 2018, the different managements of the Company have made presentations to the board, informing on the actions taken and the objectives and progress of each area

In turn, the management body analyzes and approves the accounting statements of the company on a quarterly basis.

Recommendation II.3: Publicize the process for evaluating the performance of the Administration Body and its impact.
II.3. Answer if:
II.3.1. Each member of the administrative body complies with the corporate bylaws and, where applicable, with the operating regulations of the administrative body. Detail the main guidelines of the regulation. Indicate the degree of compliance with the bylaws and regulations.	X

The members of the board of directors fully comply with the provisions contained in the company's bylaws.

The administrative body does not have a written operating regulation. In order to guarantee the correct administration of the company, it complies adequately with the legal and statutory provisions regarding the functioning of the company's board of directors, and meets monthly.

The audit committee of the Company has internal regulations that were approved by the shareholders' meeting held on July 18, 2016. These regulations regulate the manner in which the committee is composed (three members, of which the majority must meet the feature of independent), the periodicity and manner of holding the meetings and the functions of the committee, mainly related to the control of the internal audit, external audit and risk control of the Company.

II.3.2. The management body presents the results of its management taking into account the objectives set at the beginning of the period, so that shareholders can assess the degree of compliance with these objectives, which contain both financial and non-financial aspects. Additionally, the administration body presents a diagnosis about the degree of compliance with the policies mentioned in recommendation II, items II.1.1. and II.1.2.

X

On an annual basis, the management body prepares its report, which is part of the financial statements that are submitted to the consideration of the shareholders. In this report, the board of directors makes a presentation on the general context, the financial result, the management of the company, the execution of the annual works plan, the fulfillment of its obligations and the perspectives for the coming years. Information on the tools and dialogue channels that allow transparency, clarity and seriousness of processes are also included in the board of directors’ report. The Company is in the process of preparing a balance scorecard to follow up on the non-financial objectives.

Through this document, shareholders can assess the degree of compliance with the objectives proposed by the management body.

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Recommendation II.4: That the number of external and independent members constitute a significant proportion in the Management Body.
Answer if:
II.4.1. The proportion of executive, external and independent members (the latter defined according to the regulations of this Committee) of the administrative body is related to the capital structure of the issuer. Explicit.	X		The company's management body is made up of eight directors, of which four are "independent" in terms of the regulations of the National Securities Commission. Since the ordinary capital of the company is owned by 85% of the controlling shareholder and 15% of the National State, two of the directors are appointed by the National State shareholder, and consequently, they are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the structure of the capital of the issuer. Since 2016, the company has an audit committee
I.4.2. During the current year, the shareholders agreed , through a General Assembly, a policy aimed at maintaining a proportion of at least 20% of independent members over the total number of members of the Board of Directors.	X		Although the company is not in the public offering regime of its shares and, consequently, this provision is not applied to it, more than 20% of the members of the company's management body have the status of "independent"
Recommendation II.5: Commit to the existence of norms and procedures inherent in the selection and proposal of members of the Management Body and first line managers.
II.5. Answer if:
II.5.1. The Issuer has an Appointments Committee:		X	The issuer does not have a formal appointment committee. Notwithstanding the foregoing, the selection of first line managers is approved by the General Management of the Company, with the compliance of the board of directors and there are established selection processes to ensure the recruitment of the best talent and the adaptation of the profiles to the corresponding positions.
II.5.1.1. integrated by at least three members of the Administrative Body, most of them independent.			See answer II.5.1.
II.5.1.2. chaired by an independent member of the Administrative Body.			See answer II.5.1.
II.5.1.3.which has members that demonstrate sufficient suitability and experience in human capital policy issues.			See answer II.5.1.
II.5.1.4. It meets at least twice a year.			See answer II.5.1.
II.5.1.5. whose decisions are not necessarily binding for the General Assembly of Shareholders but of an advisory nature as regards the selection of the members of the Administrative Body.			See answer II.5.1.
II.5.2. In case of having an Appointments Committee, such Committee
II.5.2.1. verifies the annual review and evaluation of its regulations and suggests modifications to the Management Body for its approval.			See answer II.5.1.
II.5.2.2. proposes the development of criteria (qualification, experience, professional and ethical reputation, others) for the selection of new members of the Management Body and first line managers.			See answer II.5.1.
II.5.2.3. identifies the candidates for members of the Board of Directors to be proposed by the Committee to the General Assembly of Shareholders.			See answer II.5.1.

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II.5.2.4. Suggests members of the Administrative Body that will integrate the different Committees of the Management Body according to their background.			See answer II.5.1.
II.5.2.5. recommends that the Chairman of the Board is not in turn the General Manager of the Issuer.	X		See answer II.5.1. Without prejudice to this, the president of the company is not, in turn, the general manager.
II.5.2.6. ensures the availability of the curriculum vitaes of the members of the Management Body and managers of the first line on the Issuer's website, where the duration of their mandates in the first case is made explicit.		X

See answer II.5.1.

The summarized curriculum vitae of the members of the administrative body and the managers of the first line are in the documents of issuance of the negotiable obligations issued by the company. The documents are on the website of the Financial Information Highway Company, freely consulted by the general public.

The duration of the mandates of the directors is informed on the page of the Financial Information Highway of the CNV and on the company's website

II.5.2.7. verifies the existence of a succession plan for the Management Body and first-line managers.			See answer II.5.1.
II.5.3. If relevant add implemented policies made by the Appointment Committee of the Issuer that have not been mentioned in the previous point.			See answer II.5.1.
Recommendation II.6: Evaluate the advisability thatf members of the Board of Directors and / or trustees and / or surveillance advisers perform functions in various Issuers

Answer if:

The Issuer establishes a limit to the members of the Board of Directors and / or trustees and / or surveillance advisors to perform functions in other entities that are not of the economic group, headed and / or integrated by the Issuer. Specify this limit and specify if any violation of this limit was verified during the course of the year

		X	The issuer does not establish limits to the members of the administrative body, trustees and / or supervisory directors to perform functions in other issuers that are not from the economic group of the Company, except as provided in the Code of Conduct and in particular in the Policy for the Prevention of Conflicts of Interest, where these types of links have to be declared and if the existence of a conflict is assessed, a higher authority must define and implement the mitigation action plan.
Recommendation II.7: Ensure the Training and Development of members of the Management Body and first-line managers of the Issuer.
Answer if:

II.7.1. The Issuer has ongoing Training Programs linked to the Issuer's existing needs for the members of the Management Body and first-line managers, which include issues about their role and responsibilities, comprehensive management of business risks, specific knowledge of the business and its regulations, the dynamics of corporate governance and issues of corporate social responsibility. In the case of the members of the Audit Committee, international accounting, auditing and internal control standards and specific regulations of the capital market. Describe the programs that were carried out during the year and their degree of compliance.

X

Regarding the managers and other employees of the company, the issuer developed the ICAI, with the aim of training all employees in the necessary competencies to work in the different airport areas, with a systematic vision of the reality and faculty of implementation. The ICAI board of directors is composed mostly of members of the company's board of directors and front-line management. The employees of the company continue to participate in national and international seminars.

The Company has a training plan on Ethics and Integrity based on various formats such as face-to-face classes, e-learnings, etc. During the month of November, the first stage of training on the Integrity Program, Code of Conduct and Related Policies was initiated, which were addressed to board members, managers and airport managers in five days of enrichment exchanges that included case studies, debates and conclusions. It is projected to move forward during 2019 with headquarter levels. It also establishes the frequency of the trainings and their obligatory nature.

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Work was carried out to raise awareness about the strategic axes of the program: Integrity, the project of internal controls, market protection and Risk Management, Rules and Procedures through enriching exchanges that included case studies, debates and conclusions.

In July 2018, director Eduardo Braun attended, at the request and recommendation of the President of the Society, a Harvard course on corporate governance in which he analyzed "How to make board of directors more effective". The knowledge acquired in this course was shared with the other members of the board of directors at the meeting held on December 14, in order to evaluate together how the board can work better.

II.7.2. The Issuer encourages, through other means not mentioned in II.7.1, the members of the Management Body and first line managers to maintain a permanent training that complements their level of training in a way that adds value to the Issuer. Indicate how you do it.

X

As reported in point II.1.2. The company participates in the ACI (Airport Council International), which is why the front-line managements participate permanently in courses, seminars and conferences dictated by that agency.

Additionally, in the budgets of the different managements there are lots for the training of its members.

PRINCIPLE III. GUARANTEE AN EFFECTIVE IDENTIFICATION, MEASUREMENT, ADMINISTRATION AND DISCLOSURE OF BUSINESS RISK POLICY
Recommendation III: The Administrative Body must have a comprehensive risk management policy and monitor its proper implementation.
Answer if:
III.1. The Issuer has comprehensive management policies for business risks (compliance with objectives: strategic, operational, financial, accounting reporting, laws and regulations, others). Make a description of the most relevant aspects of them.	X

The Company has a Corporate Risk Management Policy that ensures the continuity of the business, the care of the interests of its shareholders, the creation of value, the preservation of assets and the reputational care of the organization. For this, it commits the corporate government to

- preserve the activity within the acceptable risk level,

-carry out systemic risk management

-to give priority to preventive management

-provide the necessary resources to achieve these tasks, and

-train the staff to act with commitment in the matter.

In addition, there is a financial economic model that allows to simulate business scenarios in order to forecast and / or moderate and / or avoid situations of economic and financial risk. Also, the clients of Aeropuertos Argentina 2000 S.A. issue guarantees, and insurance is contracted in favor of the Company related to the control of commercial and operational risk and for labor contingencies. In the same way, analogous requirements are established for contractors, in order to keep the risks in the supply chain limited. The Company has a collection committee that verifies compliance with the aforementioned guarantees, among others. There are, in turn, procedures to control compliance by contractors with respect to their labor and social security obligations

At the operational level, all the activities carried out by our own personnel and the contractors in charge are framed in compliance with national and international standards and standards that promote the safe development of airport operations within the Company's responsibilities regarding the air Transport.

Measures and controls are also applied that diligently manage the issues that ensure permanent compliance with the applicable regulatory framework.

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Finally, and specifically in the context of information security, the Company has a set of policies and standards that promote appropriate control of this type of risk, and an Information Security Committee that designs and evaluates the guidelines at a high level. that govern the actions of the organization in this area.

III.2. There is a Risk Management Committee within the Management Body or the General Management. Report on the existence of procedures manuals and detail the main risk factors that are specific to the Issuer or its activity and the mitigation actions implemented. In the absence of such Committee, it will be necessary to describe the oversight role played by the Audit Committee in reference to risk management.

Likewise, specify the degree of interaction between the Board of Directors or its Committees with the General Management of the Issuer in matters of comprehensive management of business risks.

X

The risk supervision function is carried out by the Board's Audit Committee.

Within the actions of the Audit Committee in 2018, the development and improvement of the corporate risk management of the Company was proposed, formulating the pertinent proposals to the board of directors, and supervising compliance with current policies in this regard. Among the actions carried out, one can cite

- A Corporate Responsible for Risk Management was defined, together with a corresponding work team.

- A risk map was prepared and all the tasks executed by the different areas of the company were surveyed.

- 72 high-level manageable risks were determined, which has been an important milestone for the Company.

- Software was incorporated to manage the risks associated with the Company's processes, which are periodically controlled by the Audit Committee.

- The Integrity area also drafted a regulatory risk map during 2018.

The Board of Directors of the Company approved at its meeting on August 27, 2018 the internal audit statute, which establishes that the internal audit mission consists of, among others, evaluating whether the risk management, control and governance processes, designed and applied by the Company are adequate and work in such a way as to ensure that risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the entity.

Additionally, there is also a Corporate Security Department, through which the Company makes efforts to face the new threats presented by the airline industry in terms of security. This department responds to operational safety standards of ICAO (International Civil Aviation Organization) and ANAC (National Civil Aviation Administration). Together with the Airport Security Police, which is the institution in charge of ensuring public safety, the Company implements actions that contribute with the competent authorities to minimize risks, optimize resources, train key actors in airports, correct weaknesses and strengthen safety levels, according to rigorous quality standards. Likewise, the Company constantly monitors efficiency in airport services, being in permanent contact with the actors involved in this area.

As stated in point III.2, there is Risk Management, Rules and Procedures that address the risks of the Company. This management is part of the Compliance and Internal Control Department, which is responsible for the management of operational risks that reports to the General Management and has direct communication with the Audit Committee.

III.3. There is an independent function within the General Management of the Issuer that implements the policies of integral risk management (function of Risk Management Officer or equivalent). Specify.	X	As stated in point III.2, there is a Risk, Standards and Procedures Management that covers the risks of the Company. This management is part of the Compliance and Internal Control Department, which reports to the General Management and has direct communication with the audit committee.
III.4. The policies of integral risk management are permanently updated according to the recommendations and recognized methodologies in the matter.	X	The Company has comprehensive risk management policies and has risk management procedures for different areas oriented towards the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
III.5. The Board of Directors reports on the results of the supervision of risk management carried out jointly with the General Management in the financial statements and in the Annual Report. Specify the main points of the exposures made.	X	An evaluation of the results of the company's risk management will be included in the board's report

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PRINCIPLE IV. SAFEGUARD THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Guarantee the independence and transparency of the functions entrusted to the Audit Committee and the External Auditor.
Answer if:
IV.1. The Board of Directors when electing the members of the Audit Committee, take into account that the majority must be independent, evaluates the convenience of being chaired by an independent member.		The management body elected an Audit Committee in which the majority of its members are independent. The Chairman of the Committee is one of the independent members.

IV.2. There is an internal audit function that reports to the Audit Committee or the Chairman of the Management Body and is responsible for the evaluation of the internal control system.

Indicate whether the Audit Committee or the Management Body makes an annual evaluation of the performance of the internal audit area and the degree of independence of its professional work, understood as such that the professionals in charge of such function are independent of the other areas They also comply with requirements of independence with respect to control shareholders or related entities that exercise significant influence on the Issuer.

Specify, also, if the internal audit function performs its work in accordance with international standards for the professional practice of internal audit issued by the Institute of Internal Auditors (IIA).

X

There is an internal audit department.

The internal audit function is performed in accordance with international standards issued by the Institute of Internal Auditors (IIA).

The internal audit periodically reports to the CEO and the Audit Committee.

The Audit Committee carries out an annual evaluation of the independence of the internal auditors, stating their opinion in the minutes of said committee. In this way, it confirms the independence of the internal audit.

The action plan of the Audit Committee contemplates for the internal audit to, focus its work on the audit tasks on internal control as appropriate to:

• The reliability of the disclosed financial information.

• The protection of corporate assets.

• Transparency.

• Compliance with standards.

For this purpose, the following tasks are planned:

1. supervision of compliance with the annual internal audit plan

2. monitoring of internal audit reports and responses from audited areas

3. monitoring of the implementation of the corrective measures resulting from the audit reports

4. evaluation of the performance of the internal audit area

5. review of the organization and resources of the internal audit area

6. transfer to the board of the annual internal audit plan for 2019

IV.3. The members of the Audit Committee make an annual evaluation of the suitability, independence and performance of the External Auditors, appointed by the Shareholders Assembly. Describe the relevant aspects of the procedures used to carry out the evaluation.	X

The Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of said committee.

Regarding the external audit, the committee's regulations foresee that it will supervise all the tasks assigned to the external audit by the company, with a depth compatible with the usual practices of the committees in the matter.

To this end, it will perform the following tasks:

1. Review of sworn statements and inscriptions of the external auditors appointed by the Assembly

2. Consideration of the audit agreement

3. Analysis of the independence policies and quality standards of the auditing firm

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4. Analysis of the tasks entrusted to the auditor in addition to the audit and review of financial statements

5. Review of the planning of the annual audit of the financial statements

6. Supervision of the result of the auditor's work with respect to the financial information at 3-31-19

7. Supervision of the result of the auditor's work regarding the financial information at 30-06-19

8. Supervision of the result of the auditor's work regarding the financial information at 9-30-19

9. Supervision of the work performed by the auditor in the audit at 31.-12-19

10. Analysis of the letter of recommendations of the external auditor in matters of internal control (if any)

IV.4. The Issuer has a policy regarding the turnover of the members of the Supervisory Committee and / or the External Auditor; and with regard to the latter, if the turnover includes the external audit firm or only the physical subjects.	X

The Company has adopted the rotation policies of the members of the Supervisory Committee and / or the External Auditor that establish the norms of the National Securities Commission and the Argentine Federation of Professional Councils of Economic Sciences.

In accordance with the provisions of article 32 of Section VI of Chapter III of Title II of the Rules of the National Securities Commission and in the annex to Technical Resolution No. 34 of the FACPCE, the same person will not be a key partner of audit for more than seven years.

In the ordinary and special general business meeting of the Company held on April 9, 2018, it was resolved to designate for the first time Mr. Miguel Ángel Urus and Mr. Fernando Alberto Rodríguez as head and alternate auditors, respectively, or the professionals who eventually said company designates.

In turn, the external auditor of the Company meets the independence criteria established by the regulations of the National Securities Commission and those set by Technical Resolution No. 34 of the Argentine Federation of Professional Councils of Economic Sciences.

PRINCIPLE V. RESPECT THE RIGHTS OF SHAREHOLDERS
Recommendation V.1: Ensure that shareholders have access to the Issuer's information.
Answer if:
V.1.1. The Board of Directors promotes regular information meetings with shareholders coinciding with the presentation of the interim financial statements. Explain indicating the number and frequency of meetings held during the year.		X

Aeropuertos Argentina 2000 S.A. is a closed company that is in the public offering regime for the negotiable obligations issued by the Company.

It has not yet entered the regime of public offering of shares.

The shareholding composition of the company is distributed as follows: (i) the Corporation Group owns 85% of the ordinary capital and votes of the company (10% of said capital and votes have been transferred to the Group by Società per Azioni Esercizi) Aeroportuali SEA and 1% by Riva SA, transfers that are subject to the approval of the ORSNA) and 15% of the ordinary capital and votes of the company is owned by the National State, who is in turn, holder of 100% of preferred shares.

Both the controlling shareholder and the National State have participated in the appointment of the members of the administrative body and the supervisory committee, so that all the shareholders have full knowledge of the company's progress and the economic and financial situation.

The management body of the company meets monthly.

In turn, the company must periodically submit financial information to the ORSNA

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V.1.2. The Issuer has information mechanisms for investors and a specialized area for the attention of their queries.

Additionally, it has a website that shareholders and other investors can access, and that allows an access channel so that they can establish contact with each other. Detail.

X

The Issuer presents its quarterly and annual financial statements to the National Securities Commission, Bolsas y Mercados SA and the Electronic Open Market, freely accessible to all investors and to the Regulatory Body of the National Airport System. In turn, it presents a translation of its financial statements in English to the Indenture Trustee of the negotiable obligations issued by the company and the Luxembourg Stock Exchange and the Securities and Exchange Commission.

In turn, it presents, at the time of each payment, the notices of payment of the negotiable obligations issued by the company and quarterly reports on the negotiable obligations issued.

The aforementioned bodies are also presented with a copy of the minutes of the meeting held by the company and data on the members of its administration and supervisory bodies.

Finally, the company has a web page with an access channel so that the general public can establish contact with the issuer and carry out the consultations or claims it deems necessary.

Recommendation V.2: Promote the active participation of all shareholders.
Answer if:
V.2.1. The Board of Directors adopts measures to promote the participation of all shareholders in the General Assemblies of Shareholders. Explain, differentiating the measures required by law from those voluntarily offered by the Issuer to its shareholders.	X

The management body promotes the participation of all shareholders in the company's meetings, both ordinary and extraordinary.

In this sense, as it is composed of persons designated by all the shareholders, the calls to the meeting are coordinated among all the interested parties in order to allow and encourage the attendance of all the shareholders to the assemblies.

All shareholders are notified of the assemblies personally (through notifications sent personally or by email), in addition to the presentations made before the National Securities Commission, Bolsas y Mercados SA and the Electronic Open Market in compliance with the applicable regulations.

V.2.2. The General Assembly of Shareholders has a Regulation for its operation that ensures that the information is available to shareholders, with sufficient time for decision-making. Describe the main guidelines of such Regulation		X

For the time being, the shareholders' meeting does not have operating regulations; however, it is the norm that all shareholders have at their disposal all the documentation to be analyzed at the meeting with sufficient advance notice.

By having representatives in the board, they actively participate in the approval of the documentation submitted for the consideration of the assembly.

V.2.3. The mechanisms implemented by the Issuer are applicable for the minority shareholders to propose matters to be discussed at the General Shareholders' Meeting in accordance with the provisions of current regulations. Explain the results.	X

The minority shareholder, the National State, appoints annually two of the eight full members of the administrative body and two alternates. In turn, it designates one of the three full syndics and one alternate.

The matters to be discussed in the assemblies are proposed by the administrative body, with the participation of all its members.

V.2.4. The Issuer has policies to encourage the participation of more relevant shareholders, such as institutional investors. Specify.	X		Aeropuertos Argentina 2000 S.A. is a closed company, and does not have institutional investors among its shareholders.
V.2.5. In Shareholders' Assemblies where appointments of members of the Board of Directors are proposed, the following are announced prior to the vote: (i) the position of each of the candidates regarding the adoption or not of a Corporate Governance Code; and (ii) the foundations of said position.		X

The administrative body is in the process of preparing a Corporate Governance Code, without prejudice to which:

(i) Aeropuertos Argentina 2000 S.A. has approved and implemented the codes and policies detailed in point II.1.2; Y

(ii) the Company has a corporate governance structure that exceeds that legally required for companies that are outside the regime of public offering of shares, such as the implementation and operation of the audit committee.

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Recommendation V.3: Guarantee the principle of equality between action and vote.
Answer if: The Issuer has a policy that promotes the principle of equality between action and vote. Indicate how the composition of outstanding shares has changed by class in the last three years.	X

All the ordinary shares of the company grant the right to a vote to its holders.

The National Government is the owner, in turn, of preferred shares without the right to vote.

Below we detail the evolution of shareholder composition during the last three years:

(a) as of December 31, 2016:

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 604,817,993 preferred shares without the right to vote.

(b) as of December 31, 2017:

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 616,914,353 preferred shares without the right to vote.

(c) as of December 31, 2018:

(i) Corporación América S.A .: 57,131,742 Class A common shares with one vote per share and 61,526,492 Class C shares with one vote per share;

(ii) Corporación América Sudamericana S.A .: 76,908,114 Class B ordinary shares entitled to one vote per share;

(iii) Società Per Azioni Esercizi Aeroportuali Spa SEA: 21,973,747 Class A common shares entitled to one vote per share;

(iv) Riva S.A .: 2,197,375 Class B ordinary shares entitled to one vote per share; Y

(v) National State: 38,779,829 Class D ordinary shares entitled to one vote per share and 629,252,640 preferred shares without the right to vote.

On June 30, 2011, Società per Azioni Esercizi Aeroportuali Spa SEA transferred to Cedicor S.A the amount of 21,973,747 ordinary book-entry shares, Class A of its ownership in Aeropuertos Argentina 2000 S.A. of one peso par value each and that grant a right of one vote per share, representing 10% of the ordinary capital and the votes of the company at that date. In turn, on July 13, 2011, RIVA S.A.I.I.C.F transferred to Cedicor S.A the amount of 2,197,375 ordinary book-entry shares, class B of its ownership in Aeropuertos Argentina 2000 S.A. of one peso face value each and that grant a right of one vote per share, representing 1% of the ordinary capital and the votes of the company at that date. Both transfers are subject to the authorization of the Regulatory Body of the National Airport System

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Recommendation V.4: Establish protection mechanisms for all shareholders against takeovers.
Answer if: The Issuer adheres to the mandatory tender offer regime. Otherwise, explain if there are other alternative mechanisms, statutorily provided, such as tag along or others.	X

The issuer is not in the regime of public offering of shares.

There are no mechanisms such as tag along or other statutorily provided, however, any transfer of shares currently in circulation must be previously approved by the ORSNA.

In turn, in accordance with the provisions of the Act of Renegotiation of the Concession Agreement, until the end of the concession at least 10% of the capital stock must remain in the possession of at least one private shareholder that proves that it has maintained for no less than 5 years a shareholding in the company not lower than said percentage (technical expert)

Recommendation V.5: Increase the percentage of outstanding shares of capital.

Answer if:

The Issuer has a stock dispersion of at least 20 percent for its ordinary shares. Otherwise, the Issuer has a policy to increase its share dispersion in the market.

Indicate the percentage of the share dispersion as a percentage of the Issuer's share capital and how it has varied over the last three years.

	X		The issuer is not in the regime of public offering of shares. See answer V.3
Recommendation V.6: Ensure that there is a transparent dividend policy.
Answer if:
V.6.1. The Issuer has a dividend distribution policy set forth in the Bylaws and approved by the Shareholders Assembly in which the conditions for distributing dividends in cash or shares are established. If the same exists, indicate criteria, frequency and conditions that must be met for the payment of dividends.		X

The preferred shares issued by extraordinary general meeting of March 6, 2008, grant the holder a fixed annual dividend equivalent to 2% of their nominal value, payable in preferred shares. The preferred dividend is cumulative in the event that the company does not obtain liquid and realized profits.

The negotiable obligations issued in February 2017 foresee restrictions starting in 2017. Notwithstanding said restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally permitted.

V.6.2. The Issuer has documented processes for the preparation of the proposal for the destination of cumulative results of the Issuer that result in the constitution of legal, statutory, voluntary reserves, pass to a new fiscal year and / or dividend payment.

Explain said processes and detail in which Minutes of the General Shareholders' Meeting the distribution or not (in cash or shares) of dividends was approved, if not foreseen in the Bylaws

X

As stated in point V.6.1 above, if there are realized and liquid profits, the company must distribute annual dividends to the preferred shares equivalent to 2% of the nominal value of the preferred shares, payable in preferred shares.

Consequently, by virtue of the provisions in the terms of issuance of the preferred shares and in the regulations of the National Securities Commission, in the event of realized and liquid profits, once the obligations on the legal reserve have been covered and dividends distributed, the preferred shares, the balance of the result for the year can be used for the distribution of dividends with the limitations mentioned in V.6.1. or the constitution of facultative reserves.

PRINCIPLE VI. KEEP A DIRECT AND RESPONSIBLE LINK WITH THE COMMUNITY
Recommendation VI: Provide the community with the disclosure of issues related to the Issuer and a channel of direct communication with the company.
Answer if:
VI.1. The Issuer has a website with public access, updated, that not only provides relevant information of the company (Social Statute, economic group, composition of the Management Body, financial statements, Annual Report, among others) but also includes concerns of users in general.	X		The issuer has a public access website in which, in addition to providing relevant information about the company, airports and flights, it has a direct contact channel for users in general, through which they can send their consultations and comments the Company.

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At the same time, with the aim of continuously improving the experience of passengers traveling through our airports, the Company subscribed to the AQ Airport Service Quality (ASQ) survey program.

It is a global program of service surveys, which measures the satisfaction of passengers when they travel through airports, providing information and tools to help them understand their perception and opportunities for improvement regarding products and services. In turn, the Company can observe how the satisfaction of its passengers evolves and compare with other airports in the region or the world.

VI.2. The Issuer issues a Balance of Social and Environmental Responsibility on an annual basis, with verification by an independent External Auditor. If it exists, indicate the scope or legal or geographical coverage of such and where it is available. Specify what standards or initiatives have been adopted to carry out its corporate social responsibility policy (Global Reporting Initiative and / or the United Nations Global Compact, ISO 26,000, SA8000, Millennium Development Goals, SGE 21-Foretica, AA 1000, Principles of Ecuador, among others).	X

The sustainability report is an informative document through which companies communicate their performance in three fundamental aspects (environmental, social and financial) in a timely and objective manner, covering a specific period.

Each of the elements of this document must be verifiable and comparable to the evolutionary process of the company and its peers, so it becomes a strategic tool that helps the company to measure its performance and facilitates the continuous improvement process.

In 2011, it was issued a first Sustainability Report, which presents the economic, social and environmental practices carried out with each of its key audiences during 2010 and the first semester of 2011. The Report was prepared following the principles of indicators proposed by the new G3.1 Guide of the Global Reporting Initiative (GRI - Global Reporting Initiative), launched in March 2011, reaching a level of application "C".

During 2014, the second sustainability report was presented for the period 2012-2013, in order to share with the public information on the company's activities, with special emphasis on economic-financial, social and environmental issues. For its elaboration, the principles and indicators proposed by the GRI - Global Reporting Initiative were also followed, reaching the application level C and the 10 principles of the United Nations Global Compact.

In 2015, the third sustainability goal was launched. This year the transition was made from GRI, G3 to G4. Regarding the technical aspects of the changes observed in G4, the following stand out:

1) It focuses on material aspects. A sustainability report with G4 is an interactive process, whose central element is the identification of the Material Aspects, based mainly on the Principle of Materiality. The Material Aspects are those that reflect the significant impacts of the organization in the environmental, social and economic spheres; or that substantially influence the evaluations and decisions of the interest groups of the organization. That is, it is not mandatory to report on all indicators but on those of importance or relevance to the organization. This aspect comes from the "scope", being necessary to define "what" is important and "how far".

2) It gives great importance to the inclusion of interest groups and to the transversal view, incorporating new indicators of corporate governance and suppliers (supply chain).

3) Emphasizes risk management and incorporates the concept "remedy" or mechanisms to mitigate, compensate or remedy negative impacts.

Unlike in previous years, the 2015 report is annual.

During 2016, the fourth sustainability report was presented, which includes actions, programs and results of the management of the company in terms of sustainability developed during 2015. It covers all operations carried out by the 34 airports operated. This report was prepared following the guidelines of the G4 guide of the Global Reporting Initiative (GRI for its acronym in English) and the Sector Supplement for the Aeronautical Industry. This year the company incorporated the concept of sustainability based on the UN 2030 world agenda:

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- In September 2015, the 193 Member State of the United Nations Organization approved the new 2030 Agenda for Sustainable Development.

- A new set of commitments that mark the development agenda for the next 15 years is created.

- Integration of economic, social and environmental goals for the reduction of poverty and inequality and the promotion of sustainable and inclusive development.

- Greater role for the private sector.

- Unlike the Millennium Goals, the SDGs explicitly call on companies to use their creativity and innovation to solve the challenges of sustainable development.

In 2017 and 2018, the company issued a new sustainability Reports that includes actions, programs and results of the management of the company in terms of sustainability developed during 2016 and 2017 respectively, including its commitment to the UN 2030 Agenda and the Sustainable Development Goals (ODS). This contributes to the sustainable development of the country, promoting high-impact actions for all the social actors that transit and work in airports. It is important to note that for its preparation the company performs a Materiality Analysis to identify business issues that generate a greater impact on society and the environment. This exercise is carried out with the active participation of the Management Committee and a consultation with external stakeholders through an online survey. In this framework, in the 2016 and 2017 Sustainability Report, the company published its commitment to the subject and to relevant aspects for its business and sustainable development.

In this direction, the company carries out a Sustainability strategy composed of different programs aimed at strengthening, improving and optimizing its commitment to human rights, labor rights, the environment and anti-corruption among others.

PRINCIPLE VII. FAIR AND RESPONSIBLE REMUNERATION
Recommendation VII: Establish clear remuneration policies for the members of the Management Body and first-line managers, with special attention to the consecration of conventional or statutory limitations based on the existence or non-existence of earnings
Answer if:
VII.1. The Issuer has a Remuneration Committee:	X

The Company does not have a remuneration committee.

Notwithstanding the foregoing, the Company has developed a variable remuneration policy subject to the result of the business and the fulfillment of individual objectives.

Roles are designed with the corresponding job description for each management.

VII.1.1. integrated by at least three members of the Administrative Body, most of them independent.		See answer VII.1.
VII.1.2. chaired by an independent member of the Administrative Body.		See answer VII.1.
VII.1.3 it has members that demonstrate sufficient suitability and experience in human resources policy issues.		See answer VII.1.
VII.1.5. whose decisions are not necessarily binding for the General Assembly of Shareholders or for the Supervisory Board, but are of an advisory nature as regards the remuneration of the members of the Administrative Body.		See answer VII.1.

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VII.2. In case of having a Remuneration Committee, such Committee:
VII.2.1. ensures that there is a clear relationship between the performance of key personnel and their fixed and variable remuneration, taking into account the risks assumed and their administration.		See answer VII.1.
VII.2.2. supervises that the variable portion of the remuneration of members of the Management Body and first line managers is linked to the medium and / or long term performance of the Issuer. See answer II.5.1.		See answer VII.1.
VII.2.3. reviews the competitive position of the Issuer's policies and practices with respect to remunerations and benefits of comparable companies, and recommends or not changes.		See answer VII.1.
VII.2.4. defines and communicates the policy of retention, promotion, dismissal and suspension of key personnel.		See answer VII.1.
VII.2.5. informs the guidelines to determine the retirement plans of the members of the Management Body and first-line managers of the Issuer.		See answer VII.1.
VII.2.6. It regularly reports to the Management Body and the Shareholders' Assembly on the actions undertaken and the topics analyzed in its meetings.		See answer VII.1.
VII.2.7. guarantees the presence of the Chairman of the Remuneration Committee at the General Assembly of Shareholders that approves the remuneration of the Board of Directors to explain the Issuer's policy, with respect to the remuneration of the members of the Management Body and senior managers.		See answer VII.1.
VII.3. If relevant, mention the policies applied by the Remuneration Committee of the Issuer that have not been mentioned in the previous point.		See answer VII.1.
VII.4. In case of not having a Remuneration Committee, explain how the functions described in VII. 2 are carried out within the Body of the Administration Body itself.	X

The functions described in VII.2 are carried out jointly by the General Management of the Company and the Human Resources Management.

The Human Resources manager presented to the board the selection, evaluation and remuneration strategy of all employees of the Company.

This report was approved by the administrative body.

PRINCIPLE VIII. PROMOTE BUSINESS ETHICS
Recommendation VIII: Guarantee ethical behavior in the Issuer.
Answer if:
VIII.1. The Issuer has a Code of Business Conduct. Indicate main guidelines and if it is of knowledge for all public. This Code is signed by at least the members of the Management Body and first line managers. Indicate if its application to suppliers and clients is encouraged.	X	The Company has a new Code of Conduct (the "Code") that was approved by the Board of Directors at its meeting on August 7, 2018 and communicated to all employees of the organization. Said code is of knowledge and must be fulfilled by the members of the board of directors, trustees, members of the committees, employees and interns of the Company (the "Collaborators"). It also applies to suppliers, commercial agents, representatives, contractors, subcontractors, customers, permit holders, and other interest groups (the "Commercial Partners"). The management of the Company and the Compliance Department, with the assistance of the Human Resources Department, must adopt the necessary measures so that all the Collaborators are trained to comply with the provisions of the Code. In the case of the Commercial Partners, these measures are in charge of the management together with the Compliance Department and the Legal Department.

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The main guidelines of the Code are:

(i) The Collaborators, Business Partners and those who are related to the Company are responsible for understanding and complying with the laws and regulations applicable to their activities as well as the internal policies and procedures of the Company.

(ii) The information provided by the Company and its Collaborators must be accurate and the decisions must be transparent.

(iii) The Society promotes the professional and personal development of all its employees and at the same time provides equal opportunities to all of them. It does not tolerate any kind of discrimination, intimidation, offense, marginalization, discredit or misconduct in the workplace or professional. It has a policy of zero tolerance for abusive practices, such as, without this mention being limited, all forms of forced labor and child labor.

(iv) The Company guarantees an adequate work environment that protects mental and physical health and safety in accordance with applicable legislation and regulations.

(v) The Company is committed to preventing situations that configure a conflict of interest to prevent the particular interests of the Collaborators from interfering with those of the Company.

(vi) Gifts, meals, entertainment, travel / transportation or accommodation cannot have a purpose related to bribery, or the payment or improper attempt to exercise influence or modify a decision in the interest of the Company or personal benefit Concomitantly, gifts, meals, entertainment or lodging must be provided or received in the normal course of business, with an ethical justification and will never be in cash or equivalent.

(vii) Collaborators and Business Partners must keep confidential information confidential.

(viii) The improper use of privileged information is prohibited.

(ix) All internal control procedures established by the Company will be observed in order to ensure accurate accounting of the transactions and their corresponding publication.

(x) The controls aim to protect corporate assets, to manage operations efficiently, to provide accurate and complete accounting information and to prevent illegal conduct.

It is the policy of the Society to disseminate, at all levels of the organization, a culture characterized by the knowledge of the existence of controls and by a control-oriented mentality.

(xi) The Collaborators must use the assets and corporate resources only for the purposes authorized by the Company.

(xii) When initiating its labor or commercial relationship with the Company, the Collaborator or Business Partner establishes a relationship between the content of what it publishes and the image of the Company. Therefore, the participation of the Collaborator or a Business Partner in social networks and on Internet sites can not jeopardize the principles that the Company promotes.

(xiii) Intellectual property rights in respect of knowledge developed in the workplace or by virtue of a commercial relationship belong to the Company, which reserves the right to exploit such knowledge in the form and at the time it considers appropriate. in accordance with the corresponding legislation.

(xiv) The Company respects the rights of the Collaborators to participate in politics, but prohibits the participation on behalf of the Society in political activities, within the scope of the Society or outside it.

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(xv) The Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it operates, promote local development in an efficient and sustainable manner, and respect values in pursuit of a safe, clean and healthy work environment.

Any Collaborator or Business Partner who intentionally infringes the Code or who authorizes, requests or permits non-compliance by a subordinate will be subject to disciplinary sanctions, including termination of employment or termination of commercial ties, as applicable.

The Company has implemented a whistleblowing channel that was communicated to all employees. Individuals who are aware of the existence of facts or data that are inconsistent with the Code must communicate it through the reporting channels available to the Company for this purpose.

With the assistance of the Compliance and Human Resources Department, the management of the Company guarantees compliance with an Ethics and Integrity Training Program in a mandatory and periodic manner for the Collaborators.

The Human Resources Department of the Company guarantees that the Collaborators are duly informed about the policies at the moment they are hired. All Company Collaborators send to the Human Resources Department duly formed the Commitment Mission set forth in the Code of Conduct.

VIII.2. The Issuer has mechanisms to receive reports of any illegal or unethical conduct, either personally or electronically, ensuring that the information transmitted meets high standards of confidentiality and integrity, such as the recording and preservation of information. Indicate whether the service for receiving and evaluating complaints is provided by the Issuer's staff or by independent and independent professionals for greater protection towards informers.	X	The Board of Directors of the Company approved at its meeting on August 7, 2018, the Whistleblower Policy, which is applicable to the Company and all Collaborators and Commercial Partners.
VIII.3. The Issuer has policies, processes and systems for the management and resolution of the complaints mentioned in point VIII.2. Make a description of the most relevant aspects of these and indicate the degree of involvement of the Audit Committee in those resolutions, particularly in those complaints associated with internal control issues for accounting and on the behavior of members of the Management Body and managers of the first line.	X

The Company has a written policy communicated to all employees.

Individuals who are aware of the existence of facts or data that are inconsistent with the Code of Conduct must communicate it through the complaint channels available to the Company for this purpose:

i) Intranet of the Company;

(ii) Internet: http://www.resguarda.com/INTEGRITYLINE/ar/company/aa2000/es.html;

(iii) E-mail: integrityline@resguarda.com;

(iv) Telephone: 0-800-999-4636; or

(v) contacting a member of the Compliance Department (or Audit Department or Legal Department, in that order).

Any report generated by these or other channels will be sent to an independent and specialized company to deal with this matter with confidentiality and a complaints committee composed of the Compliance Director, the Legal Director, the Internal Audit Manager, and the President. of the Audit Committee, who will coordinate the investigation and will follow up on each case.

The denunciations that refer to any of the persons that make up the complaints committee will be sent to the other members of the aforementioned committee (without informing the person denounced) but the President of the Society will also be informed.

Complaints or behaviors that affect the workplace, such as discrimination, threats, harassment, acts of violence, or that affect safety at work, order, discipline, will be reviewed by the Department. From Human Resources

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The other complaints will be sent to the corresponding department that supervises the nature of said complaints.

The investigation will be carried out in an objective, integral and confidential manner, with due professional diligence.

At all stages of the complaint process, the identity of the complainant will remain confidential, if requested. Once the investigation is completed and the irregularity confirmed, the complaints committee will involve, if applicable, the General Manager, the Director of Human Resources and the director of the department involved for a definition of the steps to be taken. The results will not be communicated to the complainant.

The aforementioned procedures are designed in order to ensure the fair treatment of the personnel involved and to protect their right of defense against the accusations.

PRINCIPLE IX: DEEPENING THE SCOPE OF THE CODE
Recommendation IX: Promote the inclusion of the provisions that make good governance practices in the Social Statute.
Answer if: The Management Body evaluates whether the provisions of the Corporate Governance Code must be reflected, in whole or in part, in the Bylaws, including the general and specific responsibilities of the Management Body. Indicate which provisions are actually included in the Bylaws from the Code's validity until the present.	X

As it is closed company that is in the regime of public offer of negotiable obligations, at the moment it is not necessary to reform the bylaws.

It currently contains provisions on the functioning of the board of directors and the audit committee.

(1) Mark with a cross if applicable.

(2) In case of total compliance, inform how the Issuer complies with the principles and recommendations of the Corporate Governance Code.

(3) In case of partial compliance or non-compliance, justify the reason why and indicate what actions the Issuer's Management Body foresees to incorporate what it does not adopt in the next or following fiscal year, if any.

50

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Individual Financial Statements

Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998

Of the last modification of the By-laws:	October 11, 2016

Registration number with the Public Registry:	1645890

Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
629,252,640 Preferred shares of AR$ 1 par value with no voting rights	629,252,640	629,252,640
	887,769,939	887,769,939

51

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

 Individual Statements of Comprehensive Income

For the years ended at December 31, 2018 and 2017

	12.31.18	12.31.17
	$
Continuous Operations
Revenue (Note 3)	24,097,584,102	20,694,374,688
IFIRC 12 - paragraph 14 Credit (Note 5)	6,492,605,431	5,908,435,787
Cost of services (Note 10)	(14,424,143,396)	(12,334,952,661)
IFRIC 12 - paragraph 14 Debit	(6,486,250,814)	(5,903,519,327)
Gross profit	9,679,795,323	8,364,338,487
Distribution and selling expenses (Note 10)	(1,652,934,568)	(1,388,444,587)
Administrative expenses (Note 10)	(1,106,190,411)	(1,175,117,152)
Other income and expenses, net	543,730,615	449,102,596
Operating income	7,464,400,959	6,249,879,344

Financial income (Note 3)	1,364,949,863	387,316,910
Financial expense (Note 3)	(5,239,114,483)	(770,141,970)
Inflation adjustment	(1,332,094,500)	(257,145,784)
Result of investments accounted for using the equity method (Note 4)	(3,495,207)	(2,233,835)
Income before Income Tax	2,254,646,632	5,607,674,665
Income tax expense (Note 3)	(1,230,929,635)	(2,140,576,265)
Income for the year for continuous operations	1,023,716,997	3,467,098,400
Net Income for the year	1,023,716,997	3,467,098,400
Other comprehensive income	-	-
Comprehensive Income for the year	1,023,716,997	3,467,098,400

Earnings per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share ) from continuous operations	3.9113	13.3454

The accompanying notes are an integral part of these Separated Individual Financial Statements.

52

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2018 and 2017

	12.31.18	12.31.17
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	96,834,049	100,329,256
Intangible Assets (Note 5)	35,621,002,767	31,936,110,878
Other receivables (Note 3)	4,049,378,076	3,763,639,583
Total Non - Current Assets	39,767,214,892	35,800,079,717
Current Assets
Other receivables (Note 3)	1,030,997,419	478,417,160
Trade receivables (Note 3)	2,321,148,460	1,550,920,446
Investments (Note 3)	186,520,275	-
Cash and cash equivalents (Note 3)	3,876,160,007	3,366,425,816
Total Current Assets	7,414,826,161	5,395,763,422
Total Assets	47,182,041,053	41,195,843,139

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	629,252,640	616,914,353
Share Premium	137,280,595	137,280,595
Capital Adjustment	7,117,811,651	7,113,070,288
Legal and facultative reserve	8,647,087,570	4,948,087,183
Retained earnings	5,942,578,656	8,555,133,185
Total Sharehoders’ Equity	22,732,528,411	21,629,002,903

Liabilities
Non- Current Liabilities
Trade payable and others (Note 3)	87,798,737	176,717,045
Borrowings (Note 6)	13,603,356,026	10,927,488,606
Deferred tax liabilities (Note 12)	5,154,115,957	4,164,752,474
Provisions and other charges (Note 9)	131,097,507	157,739,015
Total Non - Current Liabilities	18,976,368,227	15,426,697,140
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	325,205,217	260,729,552
Trade payable and others (Note 3)	3,064,518,015	2,585,007,745
Income tax, net of prepayments	-	302,287,945
Borrowings (Note 6)	1,683,497,126	221,433,127
Provisions and other charges (Note 9)	399,924,057	770,684,727
Total Current Liabilities	5,473,144,415	4,140,143,096
Total Liabilities	24,449,512,642	19,566,840,236
Total Shareholders’ Equity and Liabilities	47,182,041,053	41,195,843,139

The accompanying notes are an integral part of these Separated Individual Financial Statements.

53

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2018 and 2017

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Capital adjustment	Legal Reserve	Facultative Reserve	Retained Earnings	Total
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,555,133,185	21,629,002,903
IFRS Adjustment (Note 2.18)	-	-	-	-	-	-	79,808,511	79,808,511
Balance at 01.01.18 modified	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,634,941,696	21,708,811,414
Resolutions of the Shareholders’ Meeting dated April 9, 2018 (Note 18):
Capitalization of dividends of preferred shares	-	12,338,287	-	4,741,363	-	-	(17,079,650)	-
Legal reserve	-	-	-	-	3,348,951	-	(3,348,951)	-
Facultative reserve	-	-	-	-	-	3,695,651,436	(3,695,651,436)	-
Comprehensive Income for the year	-	-	-	-	-	-	1,023,716,997	1,023,716,997
Balance at 12.31.18	258,517,299	629,252,640	137,280,595	7,117,811,651	314,737,983	8,332,349,587	5,942,578,656	22,732,528,411
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	7,104,169,309	201,443,675	3,328,470,909	8,522,503,617	20,157,203,397
Resolutions of the Shareholders’ Meeting dated April 26, 2017 (Note 18):
Capitalization of dividends of preferred shares	-	12,096,360	-	8,900,979	-	-	(20,997,339)	-
Distribution of dividends of common shares	-	-	-	-	-	-	(1,995,298,894)	(1,995,298,894)
Legal and Facultative reserve	-	-	-	-	109,945,357	1,308,227,242	(1,418,172,599)	-
Comprehensive Income for the year	-	-	-	-	-	-	3,467,098,400	3,467,098,400
Balance at 12.31.17	258,517,299	616,914,353	137,280,595	7,113,070,288	311,389,032	4,636,698,151	8,555,133,185	21,629,002,903

The accompanying notes are an integral part of these Separated Individual Financial Statements.

54

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2018 and 2017

		12.31.18	12.31.17 (*)
	Notes	$
Cash flows from operating activities
Net Income for the year		1,023,716,997	3,467,098,400
Adjustments for:
Amortization of intangible assets	5	2,807,713,542	2,250,508,633
Deductions of intangible assets	5	-	968,852
Specific allocation of accrued and unpaid income	7	325,205,217	260,729,552
Income Tax	3	1,230,929,635	2,140,576,265
Income of investments accounted for by the equity method	4	3,495,207	2,233,835
Bad debts provision	8	119,517,741	127,488,721
Borrowing interests costs		1,034,838,965	1,268,804,358
Accrued deferred revenues and additional considerations	9	(256,201,525)	(187,565,602)
Accrued exchange differences		3,322,616,082	(95,778,550)
Provision for litigation	9	23,046,886	41,729,061
Adjustment for inflation effect		381,002,287	(710,124,377)

Changes in operating assets and liabilities:
Changes in trade receivables		(1,283,820,198)	(297,322,716)
Changes in other receivables		(2,207,240,754)	(1,401,556,557)
Changes in accounts payable and others		1,281,807,250	407,270,984
Changes in liabilities for current income tax		293,317,633	(181,856,580)
Changes in provisions and other charges		329,499,132	102,292,054
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Increases in intangible assets		(6,470,263,995)	(5,864,654,169)
Income tax paid		(701,959,915)	(2,509,571,654)
Net cash generated in / (flow used in) operating activities		1,080,628,694	(1,326,358,556)

Cash flow from investment activities
Addition of current investments		(271,018,069)	-
Collection of current investments		130,382,394	-
Net cash flow used in investment activities		(140,635,675)	-

Cash flow from financing activities
New Borrowings	6	-	11,203,722,270
Borrowings paid- principal	6	(84,721,383)	(5,513,277,479)
Borrowings paid- interests	6	(881,773,041)	(1,100,376,184)
Restricted cash flow release		-	903,893,446
Dividends paid	9	(303,515,602)	(1,380,486,267)
Net cash flow (used in) / generated in financing activities		(1,270,010,026)	4,113,475,786

Net (Decrease) / Increase in cash and cash equivalents		(330,017,007)	2,787,117,230

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year (**)		3,366,425,816	1,411,637,050
Net (Decrease) / Increase cash and cash equivalents		(330,017,007)	2,787,117,230
Inflation effect generated by cash and cash equivalents		218,828,249	(403,404,548)
Foreign exchange differences		620,922,949	(428,923,916)
Cash and cash equivalents at the end of the year		3,876,160,007	3,366,425,816
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for financial leasing		22,341,436	43,781,618
Dividends on preferred shares		12,585,053	12,338,287

(*) See Note 2.1 (Comparative information) for more details about modification.

(**) Does not include restricted cash at January 1, 2017 for $ 903,893,446.

The accompanying notes are an integral part of these Separated Individual Financial Statements.

55

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A Group” of the Argentine National Airport System. “A Group” includes 33 airports that operate in Argentina (the “Concession”).

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (“ORSNA”, for the acronym in Spanish) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System.

In order to incorporate the mentioned Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

56

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30% of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds
-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.
-	2.5% of total revenues to a fund for investment of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

57

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession. The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016. Pursuant to each of those Resolutions, the ORSNA has approved increases to the aeronautical fees.

Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2015, according to the following rules:

(i) To re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

(ii) To maintain the benefit airlines paying on time are entitled to under to Resolution 10/09, dated January 28, 2009, pursuant to which such airlines pay rates equivalent to 30% discount of the international aeronautical charges set forth in Annex II of the Memorandum of Agreement, instead of paying the rates established by ORSNA Resolution 100/16.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14% decrease to the rate of the international passenger use fees and a 150% increase to the rate of the domestic passenger use fees.

The Company filed a claim with the ORSNA regarding the adjustments to the rates approved by Resolution No. 101/2016 and against Resolution 100/16.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”.

Following the increase of tariffs granted by the National Government in 2014 (Note 1.2) a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

58

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

The Company has requested the write off of the two new trust accounts previously mentioned, still pending resolution.

1.3. Investments

Under the terms of the Concession Agreement, the Company is required to make capital expenditures in accordance with our investment plan submitted with the Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the Concession Agreement in 2028. Under the Concession Agreement, our total required investment commitments from January 2006 until 2028 are $2,158.4 million (calculated in December 2005 values). As of December 31, 2018, we have invested $2,205.8 million (calculated in December 2005 values) under our investment plan.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlaps with the first five-year period and ran from January 1, 2011 to December 31, 2015. The Company is allowed to compute the amounts invested in overlaps periods in each five-year period. For the period from January 1, 2016 through the end of the Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within Company airports.

Under the Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25,675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the Argentine Centre of Engineers to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97,420,000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

59

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company are required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee performance of the works under the investment plan, the Company is required to enter into a guarantee with a value equal to 50% of the works planned for the year before March 31 of each year. The Company granted a surety bond in the amount of $ 1,465,586,500.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee may be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for the amount of $ 528,888,889.

1.6. Insurances

Additionally the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

60

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares (Contd.)

Under the Concession Agreement, the Company are required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of our capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Dismissal and Compensation of Claims

Through the approval of the Agreement, the Argentine National Government and the Company agreed upon a process for the settlement of such mutual claims.

The Company has withdrawn all claims and appeals previously filed against the Argentine National Government. In turn, the Regulating Agency of the National Airport System (ORSNA) agreed to dismiss the summary proceedings initiated against The Company as a result of the failure to pay the fee.

Regarding mutual claims at the time of the Agreement there was a balance favorable to the Argentine National Government that the Company cancelled in full.

To cancel part of the debt, AA2000 issued preferred shares in favor of the Argentine National Government. Such preferred shares, originally issued for $ 496,16 million accrue a fixed annual dividend equivalent to 2% payable in preferred shares capitalized up to the year 2019 (Note 17). Additionally, as from 2020, the Argentine National Government can convert the preferred shares into common shares, to the extent Aeropuertos Argentina 2000 S.A. has not redeemed them prior to that date, up to a 12.5% per year of the initial preferred shares amount. The redeemable preferred shares at the option of the issuer, result in its classification within shareholders´ equity, to the extent the option has not been exercised or cannot be duly exercised.

NOTE 2 - ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 7, 2019.

The National Security Commission (“CNV”, for the acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”, for the acronym in Spanish)which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17,811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

61

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1, 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee. of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of December 31, 2017, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of December 31, 2018, depending on the application of NIIC 19 (see Note 2.19).

Certain transactions have been reclassified in the Statement of Cash Flow that were exposed as of December 31, 2017 within the operating activities (Release of the restricted cash and certain interests) that were reclassified to financing activities.

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

62

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At December 31, 2018 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.18	Net Shareholders ‘equity at closing	Income for the year
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	37,130,585	37,391,186	(2,724,464)
Cargo & Logistics S.A.	5,566,259	98.63%	1,614,687	1,637,115	(4,257,130)
Paoletti America S.A.	6,000	50.00%	15,525	31,050	(7,397)
Texelrío S.A. (3)	84,000	70.00%	58,016,400	73,269,702	3,573,330
Villalonga Furlong S.A. (4)	123,700	1.46%	56,852	3,893,996	(79,546)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise commercial revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

63

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period of time, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value, net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

6) Investments

The investments consist mainly of investments in public debt instruments and time deposits, with an original maturity of more than three months from the date of acquisition.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from the contracting date, date in which the Company agrees to buy or sell the investment.

The results from financial investments, both for quotation differences and foreign exchange differences, are recognized in the "Financial income" in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities are not quoted, the Company estimates the fair value according to standard valuation techniques.

64

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits in financial entities, other short term investments of high liquidity with an original due date of three months or less and the bank overdrafts. In the Financial statement if the overdrafts exist they are classified as Borrowings in the Current Liabilities.

8) Capital Stock

The capital stock is represented by ordinary, registered, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Capital adjustment".

9) Accounts payable, Commercial and Others

The accounts payable represents the payment obligations for assets and services acquired to suppliers in the ordinary course of business. They are represented in the current liabilities if payment is expected in a term lower or the same as a year. Initially they are recognized at their reasonable value and later measured at their amortized cost using the method of effective interest rate.

Salaries pending payment, holidays and bonus with their respective social charges, as well as payment for termination of employment and compensations for restructuring are recognized at their reasonable value.

10) Borrowings

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

11) Financial expenses

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale are added to the cost of such assets until such time as the assets are substantially ready to be used or sold.

65

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

12) Leases

Leases are classified as financial leases when substantially all risks and rewards of ownership are transferred to the lessee. When those conditions are not met, leases are classified as operating leases.

Assets acquired under financial leases are classified as non-current assets and are valued at the lease commencement at the lower of the present value of the minimum lease payments or at the fair value of the asset acquired. A liability is recognized for the corresponding obligation with the lessor. Financial cost is accrued using the effective interest method and it is included under financial expenses.

Operating leases under fixed rent are expensed on a straight line basis during the term of the lease. Any variable or contingent rent, including the inflation adjustment of fixed rent contracts, is recognized as expense of the period in which payment is probable.

13) Current and deferred income tax

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of intangible assets, mainly due to different depreciation and amortization criteria, and differences from capitalization of interest during construction. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

14) Provisions

Provisions are recognized in the financial statements when:

a) The Company has a present obligation (legal or constructive) as a result of past events,

b) It is probable that an outflow of resources is required to settle such obligation and

c) The amount can be reliably estimated

66

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

14) Provisions (Contd.)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

15) Revenues

The Company generates revenues from the following activities:

a)     Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b)     Commercial revenues mainly obtained from commercial activities within the airports. Main commercial revenues include warehouse usage, use of space, car parking, etc.

Regarding revenues for usage permits, revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14 the Company recognizes construction revenues and costs during the construction period.

16) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

67

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

17) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

18) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2018 and have been adopted by the Company

IFRS 9, "Financial Instruments"

On July 2014, the IASB amended IFRS 9 “Financial Instruments” and establishes new requirements for the classification and measurement of financial assets and liabilities, which are applicable to financial statements for fiscal years beginning January 1, 2018.

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; decreases in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures

As permitted by the transitional provisions of IFRS 9, the Company has chosen not to change the comparative figures.

68

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

18) Changes in accounting policies and disclosures (Contd.)

IFRS 9, "Financial Instruments" (Contd.)

The total impact on the accumulated results of the Company due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Accumulated results as of December 31, 2017 - IAS 39	8,555,133,184
Decrease in the allowance for bad debts, net	79,808,511
Accumulated results as of January 1, 2018 - IFRS 9	8,634,941,695

IFRS 15 “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15 “Revenue from contracts with customers”, that is effective to annual periods as from January 1, 2018, allowing for its early adoption.

The objective of IFRS 15 is to establish the principles that an entity shall apply to report to users of financial information about the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers.

The core principle is that an entity will recognize revenue to depict the transfer of control of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Management evaluated the effects of the application of the new standard and has not identified that the application of IFRS 15 may affect the timing of recognition of future income of the Company.

IAS 29 "Financial information in hyperinflationary economies"

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the year-end date. As of July 1, 2018, the Company's Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, resulting in the application of the aforementioned standard. (See Note 2.20).

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

69

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

18) Changes in accounting policies and disclosures (Contd.)

New accounting standards and interpretations issued by the IASB that are effective as of January 1, 2019 and have not been applied in advance by the Company:

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has revised its leases and expects an estimated impact due to the adoption of the new standard on January 1, 2019 of 185 million pesos, which will be reflected as a greater asset and a greater liability.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

19) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Individual Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Individual Financial Statements for the year ended December 31, 2017 and are mentioned in Note 21.

70

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

20) Foreign currency translation

In the preparation of these financial statements, the significant judgments made by the Management in the application of the Company's accounting policies and the main sources of uncertainty in the estimation were consistent with those applied to the financial statements for the year ended December 31, 2017 and those mentioned in Note 21.

Functional and presentation currency

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account a significant increase in inflation during 2018, which in addition to the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

71

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

20) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a high inflation economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index.

All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the National Institute of Statistics and Censuses (“INDEC”, for the acronym in Spanish). The interannual index for the year ended December 31, 2018 was 1.4765.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

72

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

20) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

The following is a summary of the methodology used for the preparation of these Individual Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, deferred profits and additional allowances) have been updated by the conversion factors as of December 31, 2018 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2018. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Inflation Adjustment" in the Statements of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2018, applying conversion factors corresponding at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2018, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

73

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

20) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Financial Income” and/or “Financial Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

74

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	12.31.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	10,633,113	10,723,206
Banks	2,923,731,404	2,967,521,495
Checks not deposited yet	24,474,954	11,568,733
Time deposits	917,320,536	376,612,382
	3,876,160,007	3,366,425,816

Investments
Time deposits	186,520,275	-
	186,520,275	-

Trade receivables
Trade receivables	2,546,672,638	1,719,094,660
Related parties (Note 7)	52,526,224	6,893,762
Checks - postdated checks	34,095,512	48,189,208
Provision for bad debts (Note 8)	(312,145,914)	(223,257,184)
	2,321,148,460	1,550,920,446

Other current receivables
Expenses to be recovered	21,674,049	2,216,745
Guarantees granted	5,520,910	8,058,304
Related parties (Note 7)	7,213,857	1,174,199
Tax credits	967,653,920	440,620,306
Prepaid Insurance	27,959,494	25,385,909
Others	975,189	961,697
	1,030,997,419	478,417,160

Other non-current receivables
Trust funds (Note 7)	4,049,378,076	3,763,639,583
	4,049,378,076	3,763,639,583

75

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	12.31.18	12.31.17
	$
Current Accounts payable and other
Obligations payable	41,523,571	657,322,995
Suppliers	1,796,770,835	944,406,593
Foreign suppliers	71,421,492	65,082,861
Related parties (Note 7)	208,917,817	176,175,248
Salaries and social security liabilities	806,197,535	608,569,806
Other fiscal liabilities	139,686,765	133,450,242
	3,064,518,015	2,585,007,745

Non-current Accounts payable and other
Tax liabilities	87,798,737	176,717,045
	87,798,737	176,717,045

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME	12.31.18	12.31.17
	$
Revenues
Aeronautical revenues	14,064,118,872	11,525,520,939
Commercial revenues	10,033,465,230	9,168,853,749
	24,097,584,102	20,694,374,688

As of December 31, 2018 and 2017, "over the time" income from contracts with customers was $ 20,322,149,794 and $ 17,131,181,978, respectively.

Other net incomes and expenses
Trust funds (Note 1.1)	597,694,865	513,029,537
Other	(53,964,250)	(63,926,941)
	543,730,615	449,102,596
Financial Income
Interest	893,469,220	981,373,109
Foreign Exchange differences	471,480,643	(594,056,199)
	1,364,949,863	387,316,910

76

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)	12.31.18	12.31.17
	$
Financial Expenses
Interest	(1,113,451,157)	(1,302,573,642)
Foreign Exchange differences	(4,125,663,326)	532,431,672
	(5,239,114,483)	(770,141,970)
	(3,874,164,620)	(382,825,060)

Income Tax
Current (Note 12)	(268,168,989)	(1,804,779,570)
Deferred (Note 12)	(962,760,646)	(335,796,695)
	(1,230,929,635)	(2,140,576,265)

NOTE 4 - INVESTMENTS ACCOUNTED FOR THE EQUITY METHOD

	2018	2017
	$
Balance at January 1	100,329,256	102,563,091
Result of investments accounted for using the equity method	(3,495,207)	(2,233,835)
Balance at December 31	96,834,049	100,329,256

NOTE 5 - INTANGIBLE ASSETS

	2018	2017
	$
Original values
Balance at January 1	43,353,796,835	37,446,329,900
Acquisitions	6,492,605,431	5,908,435,787
Impairment (*)	-	(968,852)
Balance at December 31	49,846,402,266	43,353,796,835

Accumulated Amortization:
Balance at January 1	(11,417,685,957)	(9,167,177,324)
From the year	(2,807,713,542)	(2,250,508,633)
Balance at December 31	(14,225,399,499)	(11,417,685,957)
Total net balance	35,621,002,767	31,936,110,878

(*) Corresponds to the impairment of goodwill for the purchase of Texelrío S.A

77

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS

Breakdown of borrowings:

	12.31.18	12.31.17
	$
Non-current
Negotiable Obligations	13,666,250,000	11,013,770,437
Financial leasing liabilities	16,092,726	58,322,465
Cost of issuance of Negotiable Obligations	(78,986,700)	(144,604,296)
Total Non-Current	13,603,356,026	10,927,488,606
Current
Bank borrowings	-	26,378,002
Negotiable Obligations	1,634,955,542	141,926,591
Financial leasing liabilities	48,541,584	53,128,534
Total Current	1,683,497,126	221,433,127
Total	15,286,853,152	11,148,921,733

Breakdown of borrowings:

	2018	2017
	$
Balance at January 1	11,148,921,733	5,740,018,356
New borrowings	22,341,436	11,247,503,888
Borrowings paid	(966,494,424)	(6,613,653,663)
Accrued interest	1,034,838,965	1,268,804,358
Foreign Exchange differences	4,047,956,145	(524,702,465)
Inflation adjustment	(710,703)	30,951,259
Net Balance at December 31	15,286,853,152	11,148,921,733

The carrying amounts and fair value of borrowings are as follows:

	Carrying amount	Fair Value (*)	Carrying Amount	Fair Value (*)
	12.31.18		12.31.17
	$
Bank borrowings	-	-	26,378,002	26,378,002
Negotiable Obligations	15,222,218,842	14,927,823,425	11,011,092,732	11,081,917,335
Financial leasing liabilities	64,634,310	64,634,310	111,450,999	111,450,999
Total	15,286,853,152	14,992,457,735	11,148,921,733	11,219,746,336

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy.

There are no financial instruments measured at fair value.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value.

78

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of US$ 157,500,000.

At December 31, 2017 the item Cash and Cash Equivalents of the statements of Financial Position included $ 903,893,446 to guarantee the payment of negotiable obligations valid at that date and early redeemed before the end of September 30, 2017.

At December 31, 2018 the reasonable value of negotiable obligations issued in February 2017 is of $14,927,823,425. Such method of valuation is classified according to IFRS 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

79

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2018 and 2017 are as follows:

	12.31.18	12.31.17
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	5,733,662	153,740
Other related companies	46,792,562	6,740,022
	52,526,224	6,893,762
Other current receivables
Cargo & Logistics S.A.	795,282	1,174,199
Other related companies	6,418,575	-
	7,213,857	1,174,199
Current Accounts payable and other
Servicios y Tecnología Aeroportuarios S.A.	31,297,873	12,106,556
Texelrío S.A.	36,420,403	35,960,068
Other related companies	141,199,541	128,108,624
	208,917,817	176,175,248
Provisions and other charges
Villalonga Furlong S.A.	1,326,648	5,550,250
Other related companies	426,249	629,338
Stakeholders	-	361,731,699
	1,752,897	367,911,287

During years ended at December 31, 2018 and 2017, the Company has charged the cost $328,034,170 and $450,346,377 respectively for maintenance done with Texelrio S.A.

During the years ended December 31, 2018 and 2017, the Company has accrued to the cost $118,105,582 and $134,816,381 respectively with Proden SA for management control services, financial assistance, internal audit, systems outsourcing and technology and rent and maintenance of offices. During the years ended December 31, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $382,106,993 (including the works of Ezeiza track refurbishment, Tucumán track extension, Palomar terminal remodeling, among others) and $1,153,073,373 respectively and at cost for the years ended on December 31, 2018 and 2017 $277,764,358 and $80,265,655 respectively. Likewise, AA2000 has accrued intangible assets at December 31, 2018 and 2017 for $18,020,882 and $11,147,660 respectively, corresponding to the work of Mendoza carried out by Jose Cartellone - Helport – UTE.

During the year, $303,515,602 of dividends have been paid to the shareholders according to their shareholding.

80

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At December 31, 2018 and 2017 the Company owed the Argentine National Government $325,205,217 and $260,729,552 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $4,049,378,076 and $3,763,639,583 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $55,057,714 and $82,165,190 for the years ended at December 31, 2018 and 2017 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

81

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 - BAD DEBT PROVISIONS

	2018	2017
	$
Initial balance at January 1	223,257,184	126,905,299
IFRS 9 adjustments at the beginning	(106,411,348)	-
Balance at January 1	116,845,836	126,905,299
Increases (*)	186,673,875	127,488,721
Inflation adjustment	8,626,203	(31,136,836)
Final Balance at December 31	312,145,914	223,257,184

(*) As of December 31, 2018 and 2017 includes $119,517,741 and $127,488,721 respectively in Distribution and Commercialization Expenses (Note 10) and $67,156,134 in Exchange Difference (Note 3).

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation (note 23)	Related Parties (Note 7)	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepayments	Dividends to be paid (Note 7)	Total
	$
At January 1, 2018	79,453,026	6,179,588	161,538,225	45,646,539	163,119,902	110,754,763	-	361,731,699	928,423,742
Increases	23,046,886	170,407	198,041,744	15,202,956	5,527,306	1,515,632,414	-	-	1,757,621,713
Decreases	(18,100,010)	(3,300,304)	-	(6,838,127)	-	(1,427,740,017)	-	(303,515,602)	(1,759,494,060)
Inflation adjustment	(25,213,015)	(1,296,794)	-	(5,850,537)	-	(48,751,863)	-	(58,216,097)	(139,328,306)
Accruals	-	-	(218,273,025)	-	(37,928,500)	-	-	-	(256,201,525)
At December 31, 2018	59,186,887	1,752,897	141,306,944	48,160,831	130,718,708	149,895,297	-	-	531,021,564

At January 1, 2017	52,854,035	11,690,591	158,206,850	45,492,898	166,691,131	105,300,914	158,603,701	-	698,840,120
Increases	41,729,061	628,319	147,791,763	32,659,431	39,533,985	1,388,340,709	-	1,995,298,894	3,645,982,162
Decreases	(3,550,368)	(4,115,151)	-	(22,455,886)	-	(1,360,368,669)	(141,014,138)	(1,380,486,267)	(2,911,990,479)
Inflation adjustment	(11,579,702)	(2,024,171)	-	(10,049,904)	-	(22,518,191)	(17,589,563)	(253,080,928)	(316,842,459)
Accruals	-	-	(144,460,388)	-	(43,105,214)	-	-	-	(187,565,602)
At December 31, 2017	79,453,026	6,179,588	161,538,225	45,646,539	163,119,902	110,754,763	-	361,731,699	928,423,742

82

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SERVICES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of services	Administrative expenses	Distribution and selling expenses	Total
	$
Year ended at 12.31.18
Specific allocation of revenues	3,586,169,192	-	-	3,586,169,192
Airport services and maintenance	3,644,750,562	45,541,532	19,749,221	3,710,041,315
Intangible assets amortization	2,771,202,771	33,203,254	3,307,517	2,807,713,542
Salaries and social security contributions	3,195,219,605	390,060,461	74,147,542	3,659,427,608
Fees for services	134,491,909	102,503,442	8,302,623	245,297,974
Public sevices and contributions	581,089,109	2,601,084	791,820	584,482,013
Taxes	116,702,291	186,513,338	1,262,214,528	1,565,430,157
Office expenses	336,563,376	321,152,551	14,276,570	671,992,497
Insurance	57,954,581	2,518,959	-	60,473,540
Advertising expenses	-	-	150,627,006	150,627,006
Bad debt charges	-	-	119,517,741	119,517,741
Board of Directors and Supervisory Committee fees	-	22,095,790	-	22,095,790
Total at 12.31.18	14,424,143,396	1,106,190,411	1,652,934,568	17,183,268,375
Year ended at 12.31.17
Specific allocation of revenues	3,078,177,220	-	-	3,078,177,220
Airport Services and maintenance	3,296,542,010	39,475,418	19,000,289	3,355,017,717
Intangible assets amortization	2,222,429,452	23,738,719	4,340,462	2,250,508,633
Salaries and social security contributions	2,836,057,485	398,272,610	69,488,797	3,303,818,892
Fees for services	41,471,532	144,704,997	16,529,531	202,706,060
Public services and contributions	440,190,015	3,494,813	1,328,171	445,012,999
Taxes	91,308,163	250,406,786	1,076,135,052	1,417,850,001
Office expenses	272,024,332	287,459,667	9,957,011	569,441,010
Insurance	56,752,452	5,070,049	-	61,822,501
Advertising expenses	-	-	64,176,553	64,176,553
Bad debt charges	-	-	127,488,721	127,488,721
Board of Directors and Supervisory Committee fees	-	22,494,093	-	22,494,093
Total at 12.31.17	12,334,952,661	1,175,117,152	1,388,444,587	14,898,514,400

83

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.18		Foreign exchange rates	Amount in local currency at 12.31.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	77,008,919	37.50	2,887,834,473	2,359,525,431
Current investments	US$	4,973,874	37.50	186,520,275	-
Trade receivables	US$	48,401.962	37.50	1,815,073,568	1,120,563,088
Total current assets				4,889,428,316	3,480,088,519
Total assets				4,889,428,316	3,480,088,519

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	8,830,815	37.70	332,921,718	133,616,381
	Euros	1,653,987	43.16	71,390,554	24,590,348
Borrowings	US$	42,836,831	37.70	1,614,948,522	150,058,651
Total current liabilities				2,019,260,794	308,265,380
NON-CURRENT LIABILITIES
Borrowings	US$	362,548,216	37.70	13,668,067,742	11,036,503,441

Total non- current liabilities				13,668,067,742	11,036,503,441
Total liabilities				15,687,328,536	11,344,768,821
Net liability position				10,797,900,220	7,864,680,302

84

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 12 - INCOME TAX

On December 29, 2017, the National executive Office issued Law 27430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following:

Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: human persons, undivided estates or beneficiaries abroad, with the following considerations: (i) the dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) Dividends originated from gains obtained for years beginning on or after January 1, 2020 will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds the distributable tax-free profits (transition period of the equalization tax).

Updates of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018, will be updated based on the percentage variations of Internal Consumer Price Index (“IPC” for the acronym in Spanish) provided by the INDEC, situation that will increase the deductible amortization and its cost accrued in case of sale.

The following is a reconciliation between the income tax charged to income and that which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2018 and 2017:

	12.31.18	12.31.17
	$
Income before income tax	2,254,646,632	5,607,674,665
Tax calculated at applicable tax rate	676,393,990	1,962,686,133
Tax effects of:
Differences at applicable tax rate (*)	554,535,645	177,890,132
Income Tax Expense	1,230,939,635	2,140,576,265

(*) Corresponds to the effect of applying to the deferred tax assets and liabilities the changes in the income tax rates in accordance with the tax reform based on the expected year of realization thereof.

The applicable effective tax rate was 54.69% and 38.17% as of December 31, 2018 and 2017 respectively.

85

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 12 - INCOME TAX (Contd.)

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivables	Related parties	Provisions and other charges	Borrowings	Total
Balance at 12.31.16	44,416,855	231,865	99,225,754	3,269,844	147,144,318
Movement for the year
Charge to income	20,222,612	(53,084)	(27,086,214)	2,722,481	(4,194,205)
Inflation Adjustment	(8,825,171)	(46,069)	9,113,763	(649,684)	(407,161)
Net Balance at 12.31.17	55,814,296	132,712	81,253,303	5,342,641	142,542,952
Adjustment IFRS 9 (Note 3.7)	(26,602,837)				(26,602,837)
Net Balance at 12.31.17 restated	29,211,459	132,712	81,253,303	5,342,641	115,940,115
Movement for the year
Charge to income	58,251,628	-	(106,391)	11,247,636	69,392,873
Inflation Adjustment	(9,426,608)	(42,827)	(1,042,677)	(1,724,084)	(12,236,196)
Net Balance at 12.31.18	78,036,479	89,885	80,104,235	14,866,193	173,096,792

Deferred tax liabilities: Item	Intangible assets	Borrowings	Total
Balance at 12.31.16	3,971,456,894	5,286,394	3,976,743,288
Movement for the year
Charge to income	297,920,637	33,681,853	331,602,490
Inflation Adjustment		(1,050,352)	(1,050,352)
Net Balance at 12.31.17	4,269,377,531	37,917,895	4,307,295,426
Movement for the year
Charge to income	1,034,849,120	(2,695,600)	1,032,153,520
Inflation Adjustment		(12,236,197)	(12,236,197)
Net Balance at 12.31.18	5,304,226,651	22,986,098	5,327,212,749
Net balance at 12.31.16			(3,829,598,970)
Net balance at 12.31.17			(4,164,752,474)
Charge to income 2017			(335,796,695)
Net balance at 12.31.18			(5,154,115,957)
Charge to income 2018			(962,760,646)

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

86

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 13 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2018 and 2017 include $5,520,910 and $8,058,304 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 14 - CAPITAL STOCK

At December 31, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	887,769,939
Registered with the Public Registry of Commerce	887,769,939

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 629,252,640 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

87

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2018 the capital stock is represented by: (i) 79,105,489 class A subclass R common book entry shares; (ii) 79,105,489 class B subclass R common book entry shares; (iii) 61,526,492 class C subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 629,252,640 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

88

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares
-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10,530,609 preferred shares
-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares
-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares
-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670 preferred shares
-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,360 preferred shares
-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares

89

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

The preferential dividend accrued for the year ended December 31, 2018 is $ 12,585,053 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 17 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special classes A, B, C and D and special preferred shares held on April 9, 2018 resolved not to distribute dividends to ordinary shares. Once the legal reserve was constituted and the dividends of the preferred shares were distributed, the rest was resolved with the constitution of an optional reserve for the execution of future works plans.

NOTE 18 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended at December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

90

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 18 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports.

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

91

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 19 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.2018	12.31.2017
Income for the year, net accrued dividends	1,011,131,944	3,450,018,751
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	3.9113	13.3454

NOTE 20 - FINANCIAL RISK MANAGEMENT

Risk of exchange rate

A substantial portion of the revenues of the Company are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on a the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long term liabilities.

Our debt for borrowings in foreign currency at December 31, 2018 and 2017 was an equivalent of $15,283,016,264 and $11,186,562,092 of a total debt of $24,449,642 and $19,566,840,096 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

On the basis of the composition of our situational balance at December 31, 2018 and 2017 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $13,038,476 and $12,707,176 in the assets and $41,421,586 and $41,112,818 in the respective liabilities.

92

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Company originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Company has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company depends on key clients, as Aerolineas Argentinas SA, VRG Linhas Aereas SA and LAN Airlines SA. The Company has not had significate losses as a result of the non-execution of any counterpart of the permits granted by the concessionaries.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

93

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk (Contd.)

The following table shows an analysis of the non derived financial liabilities of the Group settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019	4th Quarter 2019	2019	2020	2021-2028
Long- term liabilities (*)	22,829,365	3,468,075	735,905	721,083	713,192	5,638,255	2,778,657	14,412,453
Leases	64,634	12,135	12,135	12,135	12,135	48,540	15,075	1,019
Purchase obligations pending (*)	7,146,014,094	1,755,587,200	1,562,056,822	1,749,400,998	1,404,418,587	6,471,463,607	674,550,487	-
Other obligations	149,895	149,895	-	-	-	149,895	-	-
Total Contractual Obligations	7,169,057,988	1,759,217,305	1,562,804,862	1,750,134,216	1,405,143,914	6,477,300,297	677,344,219	14,413,472

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local borrowings.

(**) Includes pending payable purchase obligations at 12/31/2018.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The weighted average of the nominal variable interest rate in argentine pesos for the debt instruments at this type of rate is 37.94% and 24.83% for the year ended at December 31, 2018 and 2017 respectively.

The total debt of the Company at a variable rate at December 31, 2018 and 2017 is of $31,702,304 and $90,317,864, respectively (0.21% and 0.81% of total borrowings, respectively).

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

94

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Risk of interest rate (Contd.)

Aligned with the sector, the Group makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.18	12.31.17
	$
Total borrowings	15,286,853,152	11,148,921,733
Less: Cash and cash equivalents	(3,876,160,007)	(3,366,425,816)
Net liability	11,410,693,145	7,782,495,917
Total shareholder’s equity	22,732,528,411	21,629,002,903
Index of indebtedness	50.20%	35.98%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

The following table presents the financial instruments of the Company measured at fair value:

	12.31.2018	12.31.2017
ASSETS
Financial assets at amortized cost
Trade receivables	2,633,294,374	1,774,177,630
Other receivables	4,898,265,533	3,776,050,528
Investment	186,520,275	-
Cash and cash equivalent	3,876,160,007	3,366,425,816
Total	11,594,240,189	8,916,653,974

	12.31.2018	12.31.2017
LIABILITIES
Financial liabilities at amortized cost
Borrowings	14,992,457,735	11,219,746,336
Commercial accounts payable	2,924,831,250	2,451,557,503
Provisions and other charges	471,834,677	848,970,716
Total	18,389,123,662	14,520,274,555

95

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax in the year in which such determination is made.

Bad debts:

For the sales receivables, the Company applied the simplified approach to estimate the expected credit losses according to the provisions of the standard, which requires the use of the loss provision criterion throughout the life of the receivables. The determination of the expected loss to be recognized is calculated based on a percentage of uncollectibility determined in accordance with the maturity ranges of receivable, as well as the result of the analysis of specific cases that require specific treatment.

To measure the expected credit loss, the sales receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as overdue receivables. The expected loss rates are based on the payment profiles of sales in a period of 36 months before December 31, 2018, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect the current and prospective information of macroeconomic factors that affect the ability of clients to settle accounts receivable.

On this basis, the provision for losses on sales receivables as of December 31, 2018 was calculated by applying the following expected loss ratios: 0.66% on unexpired receivables 3.60% on receivables due between 1 and 30 days, 7.90% for the range of expired between 31 and 60 days; 14.16% for the expired range between 61 and 90 days, 21.13% for expired receivables between 91 and 180 days and 35.36% for those overdue for more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed on the basis of likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Company.

96

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 21 - ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Application of IFRIC 12:

The Company has carried out a comprehensive implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Group. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the tariffs that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate. As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum tariff and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

• Level 3: data on assets or liabilities that are not based on observable data in the market (ie, unobservable information).

97

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 22 - CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2018	2017
	$
Clients
Group 1	13,816,072	-
Group 2	1,682,874,105	1,296,464,125
Group 3	624,458,283	254,456,321
Total unimpaired trade receivables	2,321,148,460	1,550,920,446

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates					Without established
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	term	Total
	$
Trade receivables net	1,219,200,862	1,093,150,274	6,858,510	1,454,112	484,702	-	-	2,321,148,460

NOTE 23 - CONTINGENCIES

The Group has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

98

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 23 - CONTINGENCIES (Contd.)

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

a) Legal actions for airport fees

Section 2 of Decree 577/2002 states that “all airport fees for international flights, including neighboring countries, included in the Tariff Schedules are expressed in US dollars…”. Emergency Decree 1910/2002, published in the Official Gazette on October 1, 2002, ratified Decree 577/2002. Decree 1799/07 guaranteed that the tariff schedule would remain effective.

Different aircraft operators and some consumer associations filed motions in court challenging the application of the abovementioned regime.

On August 26, 2008, the Argentine Supreme Court ruled on the case “Mexicana de Aviación v. Government et al” [Mexicana de Aviación c/ EN y otros] and confirmed the validity of the provisions that prescribed that domestic airport fees are denominated in local currency and international airport fees are denominated in US dollars (Decrees 577/02, 1910/02 and 1799/07), the criteria that was followed in the lower instances. The matter is completely settled as of the date of these financial statements.

b) Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

99

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 23 - CONTINGENCIES (Contd.)

b) Tax claims (Contd.)

Claims on Stamp taxes (Contd.)

•	Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

100

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 23 - CONTINGENCIES (Contd.)

b) Tax claims (Contd.)

Claim for real estate tax

Province of Cordoba

• Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36. The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved. It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27. On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT.

101

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 23 - CONTINGENCIES (Contd.)

b) Tax claims (Contd.)

Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed, and have not yet been resolved. On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07.

Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and - Surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On December 11, 2017, AA2000 was notified of the tax execution demand for the real estate tax. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is blocked for the amount of $ 4,381,372.12. The fees of the tax attorney were regulated in this first instance in the amount of $ 160,513.45.

Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07.

Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

102

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2018 presented in comparative format (Contd.)

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	53,128,534	58,322,465	26,378,002	141,926,591	10,869,166,141	11,148,921,733
Cash flow	(62,743,747)	-	(25,081,693)	(878,668,984)	-	(966,494,424)
Exchange difference	13,153,482	-	-	905,253,064	3,129,549,599	4,047,956,145
Inflation adjustment	(747,060)	(18,820,801)	(3,063,310)	(961,423,653)	983,344,121	(710,703)
Other movements without cash	45,750,375	(23,408,938)	1,767,001	2,427,868,524	(1,394,796,561)	1,057,180,401
Net debt as of December 31, 2018	48,541,584	16,092,726	-	1,634,955,542	13,587,263,300	15,286,853,152

NOTE 25 - SUBSECUENTS EVENTS AFTER THE CLOSING OF THE YEAR

After the end of the year, there have not been events and / or transactions that could significantly affect the financial and patrimonial situation of the Company.

103

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	1,219,200,862	1,093,150,274	6,858,510	1,454,112	484,702	-	-	2,321,148,460
Other receivables	-	7,170,955	13,408,449	6,989,873	6,989,873	4,049,378,076	996,438,269	5,080,375,495
	1,219,200,862	1,100,321,229	20,266,959	8,443,985	7,474,575	4,049,378,076	996,438,269	7,401,523,955

DEBTS
Specific allocation of income to be paid E.N.A.	-	325,205,217	-	-	-	-	-	325,205,217
Accounts payable and other	262,739,050	2,755,385,482	23,819,315	11,009,258	11,564,911	87,798,736	-	3,152,316,752
Borrowings	-	241,511,976	480,661,716	480,661,716	480,661,718	13,603,356,026	-	15,286,853,152
Deferred tax	-	-	-	-	-	-	5,154,115,957	5,154,115,957
Provisions and other charges	-	195,574,759	42,008,499	35,793,875	17,446,309	131,097,507	109,100,615	531,021,564
	262,739,050	3,517,677,434	546,489,530	527,464,849	509,672,938	13,822,252,269	5,263,216,572	24,449,512,642

104

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

General issues about the activity of the Society (Cont.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	5,586,450	3,336,042
In foreign currency
American dollars	1,815,074	15,615,938
Euros	-	71,391
Total	7,401,524	19,023,371

(*) Does not include deferred income or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

105

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

General issues about the activity of the Society (Cont.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8.50%	8.50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0.85%	0.85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C and Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	629,252,640 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

106

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	In thousands of pesos
1st Semester	58,945
Without established deadline	795
Total	59,740

Debts:

Year	In thousands of pesos
1st Semester	209,344
Without established deadline	1,327
Total	210,671

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
$
In national currency
Without adjustment clauses	59,740
59,740

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
$
In national currency
Without adjustment clauses	210,671
210,671

107

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

Debts with Companies of Art. 33 of Law No. 19,550 (Cont.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

108

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	121,646,077	34,574,459
Vehicles	79,146	41,190
Machines and Equipment	48,061	40,284

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

109

Aeropuertos Argentina 2000 S.A.

 At December 31, 2018 presented in comparative format
Supplementary Information Regulation required by Art 12. Chapter III,
Title IV of the National Securities Commission

Provision for Bad debts (Cont.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17.

110

“Free translation from de original in Spanish for publication in Argentina”

INDEPENDENTS AUDITORS' REPORT

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - 12th Floor

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

We have audited the accompanying separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position at December 31, 2018, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2017 are an integral part of the audited financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of Direction

The Board of Directors of the Company is responsible for the preparation and presentation of these separate individual financial statements under the International Financial Reporting Standards (IFRS) adopted as Argentine professional accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standards Board (IASB). Further, the Board of Directors is responsible for the existence of adequate internal control to prepare the separate financial statements free of any significant distortions due to misstatements or irregularities.

Responsibility of auditors

Our responsibility is to express an opinion on the attached separate individual financial statements, based on our audit. We performed our audit in accordance with International Standards on Auditing (ISAs), as were adopted in Argentina by the FACPCE, through Technical Pronouncement No. 32 and their respective adoption ‘circulars. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and other information disclosed in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements due to fraud or error. In making those risk assessments, the auditor must consider internal control relevant to the Company’s preparation and reasonable presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company's management, as well as evaluating the overall presentation of the financial statements.

111

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate individual financial statements mentioned in the first paragraph, present fairly, in all material respects, the individual financial position of Aeropuertos Argentina 2000 S.A. at December 31, 2018, and the individual comprehensive income and cash flows for the fiscal year then ended, in accordance with International Financial Reporting Standards.

Report on compliance with current regulations

In accordance with current regulations, we report that, in connection with Aeropuertos Argentina 2000 S.A.:

a)	the separate individual financial statements of Aeropuertos Argentina 2000 S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the separate individual financial statements of Aeropuestos Argentina 2000 S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the additional information to the notes to the separate individual financial statements required by Article 12, Chapter III, Title IV of the regulations of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2018 the debt accrued by Aeropuertos Argentina 2000 S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $88.925.202, none of which was claimable at that date;

e)	In accordance with article 21, paragraph b), chapter III, section IV, title II of the regulation of the National Securities Commission, we report that total fees for auditing and related services billed to the Company during the fiscal year ended December 31, 2018 account for:

e.1) 48% of the total fees for services billed to the Company for all items during that fiscal year;

e.2) 89% of the total fees for services for auditing and related services billed to the Company, its parent companies, subsidiaries and related companies during that year;

e.3) 44% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year.

112

f)	We have applied money laundering abatement and anti-terrorist financing procedures for Aeropuertos Argentina 2000 S.A. foreseen in the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 7, 2019

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

113

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2018, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Company’s Board of Directors is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 7, 2019, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and the respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

According to the item “Responsibility of Direction” included in the report of the external auditor, the Company's Board of Directors is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted by the FACPCE as professional accounting standards in Argentina and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)       the Individual separate financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)       Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as financial entities or the Central Bank of the Argentine Republic. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2018 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

114

Additionally, in accordance with existing legal provisions we inform that:

a)       the Individual separate financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, maintain the conditions of security and integrity on the basis of which they were authorized by the CNV; and they are copied in the Inventory and Balance Book;

b)       we have reviewed the board of directors annual report and have no observations to make as regards those matters that are within our competence; and

c)       in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 7th, 2019.

Patricio A. Martin
By Surveillance Committee

115